Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Amounts in thousands, except share and per share amounts)

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the years ended December 31, 2020 and 2019 prepared as of March 11, 2021. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2020 and 2019. For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its subsidiaries. Additional information regarding Curaleaf, including its current annual information form, is available on the Company’s website at www.curaleaf.com or through the SEDAR website at www.sedar.com. The Company’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect as of and for the year ended December 31, 2020. Financial information presented in this MD&A is presented in United States (“U.S.”) dollars (“$” or “US$”), unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators and Staff Notice 51-352 (Revised) – Issuers with US Marijuana Related Activities (“Staff Notice 51-352”).

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects of any transactions; expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business’ operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Canadian Securities Exchange (“CSE”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of SVS; market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the Food and Drug Administration and risks of litigation; increases costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgements outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility; of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Company’s subordinate voting shares (“SVS”) on the CSE; the Company’s reliance on the expertise and judgment of senior management of the Company, and its ability to retain such senior management; risk relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risk relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under “Risk Factors” in this MD&A and under “Risk Factors” in the Company’s Annual Information Form dated September 25, 2020 filed on the Company’s SEDAR profile at www.sedar.com.

The discussion of risk factors in this MD&A has been updated to include discussion of risks related to the current pandemic caused by the spread of the novel coronavirus (“COVID-19”). The nature and scope of the pandemic and its impact are rapidly developing and it is difficult for management to identify at the current time all risks, or quantify those identified, or to assess their impact on particular financial measures and operating results. Nevertheless, the discussion under “Risk Factors” identifies potential areas of negative potential impact that may be caused by the pandemic.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based CBD markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This MD&A contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraph. FOFI contained in this MD&A was approved by management as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this MD&A should not be used for purposes other than for which it is disclosed herein.

OVERVIEW OF THE COMPANY

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets. Headquartered in Wakefield, Massachusetts, the Company has operations in 23 states and, as of December 31, 2020, operated 96 dispensaries, 23 cultivation sites and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which is one of the fastest growing industries in the U.S. Formed in 2010, the Company began as a medical device company, and was the first to develop and patent a medical cannabis vaporizing unit capable of delivering single metered doses of cannabis medicine to patients. Curaleaf entered the cannabis business in 2011 as the operator of Compassionate Sciences ATC, one of the original six vertically-integrated medical cannabis license holders in the State of New Jersey

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

Curaleaf Holdings, Inc., formerly known as Lead Ventures, Inc., was incorporated under the laws of British Columbia, Canada on November 13, 2014. The Company changed its name to “Curaleaf Holdings, Inc.” as part of its business combination with Curaleaf, Inc. completed on October 25, 2018 (the “Business Combination”). Additional information relating to the Business Combination can be found in the Company’s Annual Information Form dated September 25, 2020 filed on the Company’s SEDAR profile at www.sedar.com..

The SVS are listed for trading on the CSE under the ticker symbol “CURA” and on the OTCQX under the ticker symbol “CURLF”.

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisition, disposition and investment opportunities in the future.

The consolidated financial statements of the Company include the financial statements of the Company and its direct subsidiaries, indirect subsidiaries that are not wholly owned by the Company and other entities consolidated other than on the basis of ownership:

		December 31,	December 31,
	State of	2020	2019
Business name	operations	ownership %	ownership %
CLF AZ, Inc.	AZ	100%	100%
CLF NY, Inc.	NY	100%	100%
Curaleaf CA, Inc.	CA	100%	100%
Curaleaf KY, Inc.	KY	100%	100%
Curaleaf Massachusetts, Inc.	MA	100%	100%
Curaleaf MD, LLC	MD	100%	100%
Curaleaf OGT, Inc.	OH	100%	100%
Curaleaf PA, LLC	PA	100%	100%
Curaleaf, Inc.	MA	100%	100%
Focused Investment Partners, LLC	MA	100%	100%
CLF Maine, Inc.	ME	100%	100%
PalliaTech RI, LLC	RI	100%	100%
PalliaTech CT, Inc.	CT	100%	100%
PalliaTech OR, LLC (formerly Groen)	OR	100%	100%
PalliaTech Florida, Inc.	FL	100%	100%
PalliaTech Florida, LLC	FL	100%	77.2%
Curaleaf Florida, LLC	FL	100%	70%
CLF MD Processing, LLC	MD	100%	100%
PT Nevada, Inc.	NV	100%	100%
CLF Sapphire Holdings, Inc.	OR	100%	—
Curaleaf NJ II, Inc.	NJ	100%	*
Focused Employer, Inc.	MA	100%	*
GR Companies, Inc.	IL	100%	—
HMS Health LLC	MD	—	—
HMS Processing LLC	MD	—	—
HMS Sales LLC	MD	—	—
MI Health LLC	MD	—	—
Town Center Wellness, LLC	MD	—	—
Grassroots OpCo AR, LLC	AR	—	—
WCCC, LLC	IL	—	—
Compass Dispensary Holdings, LLC	IL	—	—
Greenhouse Group, LLC	IL	—	—
GR Vending MI, LLC	MI	—	—
GR Companies OK, LLC	OK	—	—
Remedy Compassion Center, Inc	ME	—	—
Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy)	ME	—	—

* Entity established in fiscal year 2020.

Company Performance and Objectives

The Company is currently active in numerous cannabis programs across the U.S. In the U.S., 39 states have legalized the use of medical cannabis for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 15 states have legalized cannabis for adult-use (“adult-use”). In many of these adult-use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older.

A key aspect of the Company’s business plan is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis, to processing the cannabis into oils and other formulated products and, ultimately, selling the end-product to customers and/or patients.

The Company plans to continue growth of its operations via expansion in three dimensions: acquiring licenses in limited-license markets, increasing presence in current markets, and increasing exposure in mass markets. While the Company’s goal is to have its own licensed operations in each of its markets, it may enter a market through production and/or marketing arrangements where such arrangements provide opportunity for accelerated roll-out.

Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that will be awarded, thus forming high barriers to entry, limited market participants, and protected market share in these limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within limited-license markets in which the Company does not currently operate.

Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses as available and determined by each state.

Increasing Exposure in Mass Markets. The Company has established itself as a market leader and has become a dominant player due to its competitive pricing, experienced management, strong capitalization and strong brand goodwill. In mass markets exhibiting a free market dynamic typical of other industries, such as California and Oregon, the Company intends to leverage its extensive experience to grow cannabis and/or process more efficiently and reliably, while taking advantage of wholesale and retail opportunities and establishing a strong brand.

The Company expects acquisition related costs, marketing and selling expenses, and capital expenditures to increase as it expands its presence in current markets and expands into new markets.

Operating Segments

The Company currently operates in two segments:

Cannabis Operations

The Company engages in the production and sale of cannabis via retail and wholesale channels. The Company operates 96 retail dispensaries in 18 states. The Company operates 23 cultivation sites in 16 states and 30 processing sites in 22 states which sell cannabis through wholesale channels.

Non-Cannabis Operations

The Company provides professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees under management service agreements. The Company provides services to two integrated cannabis licensees in Maine. The management fee income for services rendered to these licencees eliminates upon consolidation due to obtaining operational control and substantially all economic benefits of the entities holding the licenses as a result of changes in Maine state regulations. See "Recent Acquisitions" section below for further details regarding these licensees.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules and edibles.

In most of the Company's markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s cultivation facilities have grown over 266 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

•	Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.

•	Formulation and Quality Control: The Company's processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

Research and Development

The Company's research and development activities primarily focus on optimizing cultivation and manufacturing techniques and developing new manufactured products.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Production and Sales

The Company currently has 23 cultivation facilities totaling approximately 1.8 million square feet. Current annual production capacity in these facilities is estimated at over 220,000 pounds of dry flower. The Company currently has 30 processing facilities. Each new manufacturing site is built to cGMP specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative. See Risks Related to the COVID-19 Pandemic in the ‘Risk Factors’ section of this MD&A.

The Company's primary method of sales currently occur in its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across the States of Arizona, Florida, Nevada and New York, in compliance with all state regulations. In Florida, our licensee also offers drive-thru service at two of its dispensaries. In multiple States, our dispensaries offer customers the option to order online to pick-up in store. Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Intellectual Property

The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems.

The Company has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. The Company has three federally registered patents with the United States Patent and Trademark Office ("USPTO"). Additionally, as of December 31, 2020, 46 trademarks were currently filed and pending approval with the USPTO, and we are actively pursuing the filing of additional trademarks.

In addition to its patent and pending trademarks, Curaleaf owned, as of December 31, 2020, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Competitive Conditions

The cannabis industry is highly competitive. We compete on quality, price, brand recognition and distribution strength. Our cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. We compete with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well. The Company maintains an operational footprint of primarily limited-license States, with natural high barriers to entry and limited market participants. The majority of the markets in which our licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company's market share is protected in these limited-market States under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. Due to the rapid growth of the cannabis industry in the U.S., we acknowledge that the Company will face competition from other companies accessing equity capital markets in the sector.

The States We Operate In, Their Legal Framework and How It Affects Our Business

Arizona Operations

Arizona’s medical cannabis program was introduced in November 2010 when voters approved the Proposition 203 “Arizona Medical Marijuana Initiative” ballot measure that legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012. In November 2020, Arizona voters approved Proposition 207 with approximately 60% of the vote, legalizing adult-use cannabis in the state. Dispensaries began selling to customers 21 years of age and older in January 2021.

The Arizona Department of Health Services (“AZDHS”) has allocated 130 medical cannabis dispensary certificates. Each medical dispensary certificate permits the license holder to open one dispensary location, which can be approved for both medical and adult-use sales, and gives the license holder the option to open one cultivation facility and/or one processing facility. Cultivation and processing sites can be located anywhere in the state and are not restricted based on where the license holder’s dispensary is located. Dispensaries are limited to their district for their first three years of operation. Prior to the adoption of Proposition 207, all medical dispensaries had to be held by not-for-profit, entities. With the adoption of Proposition 207, both medical and adult-use licenses may be held by for-profit entities. Extracted oils, edibles, and flower products are permitted. Wholesale transactions are permitted. Per Proposition 207, the AZDHS intends to issue an additional 26 dispensary certificates to entities that qualify under the Social Equity Ownership Program. The AZDHS will begin accepting applications for these additional 26 licenses within six months of adopting final rules for the Social Equity Ownership program, the timing of which is uncertain. Additionally, it is expected the AZDHS will issue ten dispensary certificates in rural counties that are currently home to one or no dispensaries, with applications for these additional ten licenses accepted by the AZDHS until March 9, 2021.

As of December 31, 2020, the Company operated eight dispensaries in Arizona, primarily located in the metro-Phoenix area. Through the acquisitions of GR Companies, Inc. (“Grassroots”), the Company acquired the rights to operate a ninth dispensary license, which is expected to become operational in the metro-Phoenix area in the second quarter of 2021. The Company also operates a 100,000 square foot indoor cultivation facility in Holbrook, Arizona, 50,000 square feet of which is already constructed for cultivation on a 68-acre plot of land. The Company is currently undergoing an expansion project to build out the entire 100,000 square feet of indoor cultivation in the Holbrook facility, which is expected to be complete in the second quarter of 2021. The Company also operates a separate 19,400 indoor cultivation facility in the metro-Phoenix area. Through the acquisition of Cura Partners, Inc., the Company also owns the Select brand, a leading wholesale brand in Arizona, among other states.

Arkansas Operations

Arkansas’s medical cannabis program was introduced in November 2016 when 53% of voters approved Issue 6, the “Medical Marijuana Amendment,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in May 2019.

The Arkansas Department of Health (“AR DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The AR DOH has awarded 8 cultivation/processing licenses and 38 dispensary licenses. As of December 31, 2020, there were 30 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Arkansas, among other states, which manages one dispensary in Little Rock, Arkansas.

California Operations

California’s medical cannabis program was introduced in 1996 when voters passed the Proposition 215 ballot initiative, that allowed patients with a valid doctor’s recommendation to possess and cultivate cannabis for personal medical use. In October 2015, Governor Brown signed the Medical Cannabis Regulation and Safety Act into law, which provided a regulatory framework around the longstanding, though unregulated, medical cannabis industry. In November 2016, voters approved Proposition 64, the Adult Use of Marijuana Act, with 57% of the vote, legalizing adult-use cannabis in the state for adults 21 years of age and older and created a licensing system for commercial cannabis business. On June 27, 2017, Governor Brown signed SB-94 into law. SB-94 combines California’s medicinal and adult-use regulatory framework into one licensing structure under the Medicinal and Adult-Use of Cannabis Regulation and Safety Act (“MAUCRSA”). Dispensaries began selling to customers 21 years of age and older in January 2018.

Pursuant to MAUCRSA, three state agencies are responsible for licensing and regulating each aspect of the industry: (i) the Bureau of Cannabis Control regulates retailers, distributors, testing labs, microbusinesses, and temporary cannabis events; (ii) the Manufactured Cannabis Safety Branch, a division of the California Department of Public Health, regulates manufacturers of cannabis-infused edibles for both medical and nonmedical use; and (iii) the California Department of Food and Agriculture regulates cultivators of medicinal and adult-use cannabis.

Permitted products include oil-based formulations, edibles, and flower. Wholesaling and home delivery are permitted.

As of December 31, 2020, the Company operated two processing facilities, one in Davis, CA, and one in Sacramtento, CA, and one cultivation facility in the Salinas Valley. Through the acquisition of Cura Partners, Inc., is the Company also owns the Select brand, a leading wholesale brand in California, among other states.

Colorado Operations

Colorado’s medical cannabis program was introduced in November 2000, when 54% of voters approved “Amendment 20”. Colorado became the first state in the nation to legalize adult-use cannabis when 55% of voters approved “Amendment 64” in November 2012. The first adult-use dispensaries opened in January 2014.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

As of December 31, 2020, the Company operated one processing facility, located in Denver, CO. Through the acquisition of Cura Partners, Inc., the Company also owns the Select brand,, a wholesale brand in Colorado, among other states.

Connecticut Operations

Connecticut’s medical cannabis program was introduced in May 2012 when the General Assembly passed legislation PA 12-55 ‘An Act Concerning the Palliative Use of Marijuana.’ The first dispensaries sold medical cannabis to patients in September 2014.

The program is divided into two classes of licenses: producers and dispensaries. Producers cultivate and process medicinal cannabis and wholesale to dispensaries. Dispensaries sell cannabis directly to patients and must have a pharmacist on staff. The program is regulated by the Connecticut Department of Consumer Protection (“CTDCP”). As of December 31, 2020, the CTDCP issued 18 dispensary licenses and four producer licenses, all of which are operational.

Extracted oils and flower products are permitted. Edibles are permitted with the exception of confectionaries.

As of December 31, 2020, the Company operated four dispensaries across the state: three of which were acquired from Arrow Alternative Care, and one of which was obtained through the acquisition of Grassroots. Curaleaf also holds one of the four approved producer licenses in the state and operates out of a 60,000 square foot facility, which includes cultivation space, extraction, purification facilities, and a commercial kitchen for the production of edibles. In June 2020, the Company launched the first sales of the Select brand in Connecticut.

Florida Operations

Florida’s medical cannabis program was introduced in June 2014 when the Florida Legislature passed the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The CMCA permitted low-THC cannabis oils to be dispensed and purchased by patients suffering from cancer and epilepsy. Under this program, six organizations called Medical Marijuana Treatment Centers (“MMTCs”) were licensed to dispense low-THC cannabis to patients.

In November 2016, Florida voters approved the Amendment 2 “Expand Medical Marijuana” ballot measure with 71% of the vote. This constitutional amendment expanded the program by legalizing cannabis oils for individuals with specific debilitating diseases or conditions, including chronic pain, as determined by a licensed state physician. In June 2018, Governor Scott signed Senate Bill 8-A: “Medical Use of Marijuana,” which outlined how patients can qualify and receive medical cannabis under the state’s constitutional amendment.

A single MMTC license allows for the cultivation, processing, and dispensing of cannabis products. As of April 1, 2020, each MMTC is permitted to open an unlimited number of dispensaries across the state, so long as the MMTC receives the necessary local approvals. As of January 1, 2021, there were 459,171 qualified patients with an approved medical ID card, 22 approved MMTCs and 302 approved retail dispensing locations.

Permitted products originally included only oil-based formulations, though flower and edibles are now also permitted. Smokable flower was approved in March 2019, and edibles were approved in August 2020.

Each MMTC is required to cultivate and process all medical cannabis products they dispense. Wholesale transactions are permitted on a case by case basis to alleviate shortages. Home delivery is permitted.

The Company holds one of the original six vertically-integrated medical cannabis licenses issued in the state. In October 2016, Curaleaf’s Florida business became the third license holder to begin sales to patients. As of December 31, 2020, Curaleaf operated a 24,000 square foot indoor growing facility in Homestead, a 278,000 square foot greenhouse growing facility and a 50,000 square foot indoor growing facility in Mt. Dora, and 33 dispensaries, with plans to open additional dispensaries in 2021. In August 2020, the Company launched the first sales of the Select brand in Florida.

Illinois Operations

In 2013, the Illinois General Assembly passed the Compassionate Use of Medical Cannabis Pilot Program Act (410 ILCS 130), Public Act 98-0122 (the “Illinois Act”), which was signed into law by the Governor on August 1, 2013 and went into effect on January 1, 2014. The Illinois Act allows an individual who is diagnosed with a debilitating condition to register with the state to obtain cannabis for medical use. The program currently allows 60 Dispensing Organizations (each, a “DO”) and 22 cultivation centers state-wide; all separately registered in a non-vertically-integrated model. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower. Overall, the program is administered by the Illinois Department of Public Health, the Illinois Department of Financial and Professional Regulations (the “IDFPR”) is the regulatory agency overseeing the medical marijuana program for Dos and the Illinois Department of Agriculture is the regulatory agency overseeing the medical marijuana program for cultivation centers.

In June 2019, Illinois governor signed legislation legalizing marijuana for recreational use. The Cannabis Regulation and Tax Act, legalizing and regulating marijuana for recreational use, went into effect on June 25, 2019, however recreational sales of marijuana began in the state on January 1, 2020. The adult use program allowed existing medical marijuana license holders to apply for Early Approval Adult Use Dispensing Organization (“EAAUDO”) licenses to be able to sell adult use product at existing medical marijuana dispensaries (known as “co-located” or “same site” dispensaries) on January 1, 2020, and to have the privilege of opening a secondary adult use only retail site for every medical marijuana dispensary location the DO already had in its portfolio. All EAAUDO license holders were also required to commit to the state’s groundbreaking Social Equity program either through a financial contribution, grant agreement, donation, incubation program, or sponsorship program. IDFPR was authorized to issue an additional 75 Adult Use Dispensing Organization (“AUDO”) licenses in 2020 but, as of December 31, 2020, those licenses have yet to be issued and it is uncertain when they will be issued. IDFPR is also authorized to issue an additional 110 AUDO licenses by December 21, 2021. No single person or entity can have direct or indirect financial interest in more than 10 adult use dispensary licenses.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Illinois, among other states. Grassroots owns a cultivation and processing facility in Illinois and its acquisition of 5 dispensary licenses from associated individuals is currently pending regulatory approval. As of December 31, 2020, 9 dispensaries operated under these licenses, which permit up to 10 dispensaries to be operated. The Company retains the right to receive a portion of the proceeds from the sale of an additional three dispensary licenses in Illinois which are currently held by former affiliates of Grassroots. Three dispensaries are operated under these licenses.

Kentucky Operations

Kentucky’s hemp program was introduced in 2013 when the Kentucky state legislature passed Senate Bill 50, “An Act Relating to Industrial Hemp.” The program is regulated by the Kentucky Department of Agriculture. The market is divided into two main classes of licenses: growers, and processor/handlers. As of September 2020, there were 970 licensed growers, and 170 licensed processor/handlers.

Curaleaf holds a hemp processor/handler license in Kentucky and leases a 74,000 square foot facility in Lexington. This industrial scale manufacturing facility distributes hemp-derived products, mainly cannabinoids such as CBD and CBG, at wholesale quantities to certain Curaleaf licensed medical cannabis facilities in other states, as permitted by applicable federal and state regulations. In addition, this facility serves as a centralized hub for key equipment and supplies to support Curaleaf’s national operations. During the early onset of the Covid-19 pandemic, the facility also produced and distributed hand sanitizer to Curaleaf facilities across the U.S.

Maine Operations

Maine’s medical cannabis program was introduced in November 1999 when voters approved Question 2, the ‘Maine Medical Marijuana for Specific Illnesses Initiative,’ with 61% of the vote. This program permitted qualified patients, or their designated caregiver, to grow and consume cannabis, but did not create a licensing structure whereby entities could apply to cultivate, process, and/or dispense cannabis.

In November 2009, Maine voters expanded the medical program by passing Question 5, the ‘Maine Medical Marijuana Initiative’, with 59% of the vote, which established a licensing structure in which eight vertically-integrated, not-for-profit dispensaries could sell cannabis directly to registered patients. The first dispensary opened to patients in October 2010.

Medical dispensaries are vertically-integrated and cultivate, process, and dispense products to patients from a maximum of one dispensary per license. Wholesaling is only permitted in emergency situations. Extracted oils, edibles, and flower products are permitted. In July 2018, the Maine legislature approved a bill that removed the requirement that medical cannabis license holders operate as not-for-profit entities, and also formally approved registered caregivers to open medical dispensary storefronts. As of December 31, 2020, there were eight vertically-integrated medical dispensaries in Maine, and an undetermined number of caregiver storefronts.

In November 2016, Maine voters approved Question 1, the ‘Maine Marijuana Legalization Measure,’ which legalized adult-use cannabis sales in the state. In May 2018, the Maine legislature approved a bill to formally approve the cannabis legalization legislation and that lay the groundwork for the adult-use market, including the establishment of separate classes of adult-use licenses (dispensaries, cultivators, processors) with no caps in place on the number of licenses that can be issued. In April 2019, the Department of Administrative and Financial Services, which oversees both the medical and adult-use programs, finalized the rules and regulations for the adult-use program, which were signed by the Governor in June 2019. The first adult-use sales were made to customers in October 2020.

As of December 31, 2020, the Company managed two of the eight integrated medical cannabis licensees in the state: Maine Organic Therapy (“MEOT”) and Remedy Compassion Center (“RCC”). MEOT operates a 30,000 square foot indoor grow facility and a dispensary. RCC operates a small grow facility and a dispensary and obtains most of its product wholesale via MEOT. In July 2020, the Company launched the first sales of the Select brand in Maine. In February 2021, the Company opened a Curaleaf-branded dispensary in Bangor, ME, through a management service agreement with an affiliated entity. The Company plans to open adult-use locations in Maine and has received local approval for two adult-use dispensaries while the state adult-use licenses are pending regulatory approval.

Maryland Operations

Maryland’s medical cannabis program was introduced in May 2013 when then Governor O’Malley signed House Bill 1101 into law. The Maryland Medical Cannabis Commission (“MMCC”) issued preliminary licenses to 102 dispensaries, 15 cultivators, and 15 processors in 2016. The first dispensaries opened to patients in December 2018.

The market is divided into three classes of licenses: dispensaries, cultivators, and processors. Wholesaling is permitted. Dispensary locations are tied to the Senate District in which they were awarded, with the exception of dispensary licenses that were awarded to applicants who also were awarded a cultivation license – these dispensaries can be located at the discretion of the license holder. One company may hold up to one cultivation license, one processing license, and up to four dispensary licenses. Permitted products include oil-based formulations and flower. Edibles are prohibited.

In April 2018, the Maryland House and Senate approved a bill, which was later signed by Governor Hogan, that expanded the license pool, allowing for a maximum of seven additional cultivation licenses, for a total of 22, and 13 additional processing licenses, for a total of 28. In October 2020, the MMCC issued 3 additional cultivation licenses and seven additional processing licenses. As of December 31, 2020, there were approximately 92 operational dispensaries, 17 operational cultivators, and 18 operational processors.

Curaleaf received one of 102 preliminary medical cannabis dispensary licenses in December 2016. The Company launched its dispensary in the first quarter of 2018, shortly after the market launched in December 2017. The Company also acquired a company holding a cannabis processing license, which began operations in the first quarter of 2018.

In January 2019, the Company completed a convertible debt financing with the owners of a cultivation facility, a processing facility, and two dispensaries (the “HMS/MI Businesses”). Concurrently with completion of the convertible debt financing, the Company entered into supply, offtake, branding and services agreements with the HMS/MI Businesses. As described below, the Company reached an agreement in November 2020 with a third party to sell the HMS/MI Business Assets to a third party subject to regulatory approval. Conversion of the debt into the equity of the remaining HMS/MI Businesses (two dispensaries in Gaithersburg, Maryland) is expected to occur, subject to regulatory approval, when the dispensary licenses become subject to transfer under current law in 2021.

The Company also announced in January 2019 that it had entered into an option purchase agreement to purchase all of Town Center Wellness, LLC, subject to regulatory approval, which operates the Elevate Takoma dispensary located in Takoma Park, Maryland, that was subsequently rebranded as Curaleaf Takoma. The Company had been marketing the assets of Town Center Wellness, LLC for sale. Such a sale would enable the Company to acquire dispensary assets previously owned by Grassroots while complying with limits on license ownership in the state of Maryland. In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Welnness, LLC to PharmaCann LLC for a total consideration of $2,000, all payable in cash upon closing. The transaction is expected to close pending customary closing conditions, including receipt of regulatory approval by the Maryland Medical Cannabis Commission, and is expected to close by the end of the first quarter of 2021.

In May 2019, Maryland passed legislation allowing for the sale of edibles in the market, and the Company has constructed a processing and manufacturing facility at Curaleaf’s Frederick facility in anticipation of the implementation of these rules.

In February 2020, the Company closed the acquisition of Cura Partners, Inc., owners of the Select brand. Select is a leading wholesale brand in Maryland, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator. In connection with the acquisition, the Company acquired the right to purchase entities affiliated with certain former Grassroots stockholders that own a cultivation and processing facility and a dispensary in Maryland and that manage another dispensary in Maryland. See “Recent Acquisitions” section of this MD&A.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the HMS/MI Business to TerrAscend Corp. for a total consideration of $27,500. The HMS/MI Business sale includes the divestiture of operations in a 22,000 square foot co-located cultivation and processing facility in Frederick, MD. The total consideration due to Curaleaf of $27,500 includes $25,000 in cash due at closing as well as a $2,500 interest bearing note due and payable to Curaleaf in April 2022. The transaction is expected to close in the first half of 2021, pending customary closing conditions, including receipt of regulatory approval by the MMCC. As a result, the HMS/MI Business are classified as assets held for sale in the annual financial statements to which this MD&A relates.

Furthermore, the Company has been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest Curaleaf from these assets to ensure compliance with Maryland regulations. The Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc. in October 2020. In November 2020, the Company announced the closing of its divestiture of the assets of Curaleaf Maryland, Inc. for a total consideration of $4,000, including $1,000 in cash and $3,000 as an interest bearing note due and payable to Curaleaf in June 2023.

Massachusetts Operations

Massachusetts’ medical cannabis program was established by “An Act for the Humanitarian Medical Use of Marijuana” in November 2012 when voters passed Ballot Question 3 “Massachusetts Medical Marijuana Initiative” with 63% of the vote. The first dispensary opened in June 2015.

In November 2016, Massachusetts voters legalized adult-use cannabis by passing ballot Question 4 – Legalize Marijuana with 54% of the vote. In March 2018, the Cannabis Control Commission (the “CCC”), now the regulatory body of both the medical and adult-use programs, was set up to regulate the adult-use market and approve the rules that will govern the industry. In July 2019, Governor Baker signed legislation that laid the groundwork for the adult-use market. The first adult-use sale occurred in November 2018.

Each medical licensee must be vertically-integrated and may have up to three medical dispensaries. For adult-use, there are three separate classes of licenses—cultivation, processing, and dispensary—and vertical integration is permitted but not required. One company may own up to three adult-use dispensaries, up to three adult-use cultivation licenses, and up to three adult-use processing licenses. Adult-use cultivators are grouped into 11 tiers of production—ranging from up to 5,000 square feet of canopy to no larger than 100,000 square feet of canopy, and regulators will bump a licensee down to a lower tier if that licensee has not shown an ability to sell at least 70 percent of what it produces. One company may operate up to three adult-use dispensaries As of December 31, 2020, there were approximately 95 adult-use dispensaries permitted to open across the state.

In both the medical and adult-use markets, extracted oils, edibles, and flower products are permitted. Wholesaling is also permitted.

The Company holds an integrated medical cannabis license and operates a 104,000 square foot indoor grow and processing facility in Webster, MA, a 53,000 square foot indoor grow and processing facility in Amesbury, MA, and 4 dispensaries, one licensed for medical and adult-use sales in Oxford, one licensed for medical sales in Hanover, one licensed for adult-use sales in Provincetown, and one licensed for adult-use sales in Ware.

In July 2020, the Company launched the first sales of the Select brand in Massachusetts.

In October 2020, the Company’s acquisition of Alternative Therapies Group (“ATG”), another licensed medical cannabis operator in Massachusetts, which operates the 53,000 square foot cultivation and processing facility in Amesbury, MA, was unanimously approved by the CCC. The transaction was completed in November 2020.

Michigan Operations

Michigan’s medical cannabis program was introduced in November 2008, when 63% of voters approved the “Michigan Compassionate Care Initiative.” In November 2018, 56% of voters approved the “Michigan Regulation and Taxation of Marijuana Act,” which legalized adult-use cannabis in the state. The first adult-use dispensaries opened in December 2019.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., owners of the Select brand, a wholesale brand in Michigan, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Michigan, among other states. As of December 31, 2020, Grassroots operated 4 dispensaries across Michigan.

Missouri Operations

Missouri’s medical cannabis program was introduced in November 2018 when 66% of voters approved Amendment 2, the “Medical Marijuana and Veteran Healthcare Services Initiative,” which legalized medical cannabis for patients with certain qualifying conditions. The first dispensary is expected to open by the end of 2020.

The Missouri Department of Health and Senior Services (“MO DHSS”) is the regulatory agency that oversees the program. The market is divided into three main classes of licenses: cultivation, processing, and dispensary. The MO DHSS has awarded 60 cultivation, 86 processing, and 192 dispensary licenses. As of December 31, 2020, there were approximately 29 dispensaries approved to operate. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

The Company has reached a preliminary agreement with the holder of an Infused Product Manufacturing license to operate a roughly 6,700 square foot processing and manufacturing facility located in the Kansas City, Missouri region. This facility will supply the Missouri market with products under the Select Brand.  The licensee is expected to commence operations at the end of May.

Nevada Operations

Nevada’s medical cannabis program was introduced in June 2013 when the legislature passed SB374, legalizing the medicinal use of cannabis for certified patients. The first dispensaries opened to patients in August 2015. In November 2016, Nevada voters approved Question 2 with 55% of the vote, legalizing adult-use cannabis in the state. Adult-use sales launched on July 1, 2018.

The market is divided into five classes of licenses: dispensaries, cultivators, distribution, product manufacturing, and testing. Licenses are tied to the locality in which they were awarded. As of December 31, 2020, there were approximately 76 operational dispensaries, 150 operational cultivators, and 108 operational processors. Extracted oils, edibles, and flower products are permitted. Wholesaling is permitted. In 2018, the Company agreed to acquire a 10,000 square foot licensed indoor cannabis cultivation and a licensed dispensary, both operating in Las Vegas, NV. Both businesses are licensed for both medical and adult-use sales. Each of these transactions is subject to regulatory approval. The Company also operates an additional Las Vegas dispensary, a dispensary in Ely, NV, and a 269,000 square foot cultivation facility in Amargosa Valley, NV.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., a leading wholesale brand in Nevada, among other states.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Nevada, among other states. The closing of the Grassroots transaction provides the Company with the rights to acquire seven additional cannabis dispensary licenses in Nevada. The Company has not realized these rights at this time.

New Jersey Operations

New Jersey’s medical cannabis program was introduced in January 2010 when then Governor Corzine signed the New Jersey Compassionate Use Medical Marijuana Act (“NJCUMMA”) into law. The NJCUMMA legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in December 2012.

The medical program is regulated by the New Jersey Department of Health (“NJDOH”), who has issued licenses to 12 Alternative Treatment Centers (“ATCs”). Each ATC is vertically integrated and permitted to open up to three dispensaries each. As of December 31, 2020, there were 10 operational ATCs dispensing medical cannabis to patients from a total of 13 dispensaries. In 2019, the NJDOH accepted applications for an additional 4 vertically integrated licenses, as well as 5 cultivation licenses and 15 dispensary licenses. These licenses are expected to be issued in 2021.

Extracted oils and flower products are permitted. Governor Murphy’s Executive Order 6 Report, issued in March 2018, recommended adding edibles as a permitted product, with rulemaking for edibles the responsibility of the state legislature. As of the date hereof the legislature has yet to develop rules for edibles, and a timeline for edibles rulemaking is yet to be determined. Wholesaling is permitted with approval from the NJDOH.

In November 2020, New Jersey voters approved Public Question 1 Marijuana Legalization Amendment with 67% of the vote, legalizing the cultivation, processing and sale of adult-use marijuana in the state. The Cannabis Regulatory Commission will be responsible for regulating the cultivation, processing and sale of adult-use marijuana. In February 2021, the New Jersey Legislature passed, and the Governor signed, an adult-use implementation bill which lays the groundwork for adult-use sales. Governing rule and regulations are expected to follow.

The Company holds one of the original six ATC medical licenses in New Jersey and operates a vertically-integrated campus in Bellmawr, NJ, comprised of 42,150 square feet of cultivation space and an adjacent 12,000 foot facility, of which 4,000 square feet is utilized for dispensary operations, with the remainder used for ancillary operations such as packaging and storage. Since the start of sales in October 2015, Curaleaf NJ has established itself as a market leader, dispensing 36% of all product sold in the state in 2018.The Company plans to open two more dispensary locations in the state, as well as an additional cultivation facility, for which the Company has secured a 111,000 square foot facility in the township of Winslow, NJ.

New York Operations

New York’s medical cannabis program was introduced in July 2014 when Governor Cuomo signed the Compassionate Care Act, which legalized cannabis oils for patients with certain qualifying conditions. The first sales were made to patients in January 2016.

The New York State Department of Health (“NYSDOH”) regulates the program. The NYSDOH issued licenses to ten companies, called Registered Organizations (each, a “RO”). A single RO license allows for the cultivation, processing, and dispensing of medical cannabis products. Each RO is permitted to open four dispensaries in NYSDOH- designated regions throughout the state and one cultivation/processing facility. Each RO is required to cultivate and process all medical cannabis products they dispense; however, wholesale transactions are permitted with approval from the state.

Permitted products include oil-based formulations (vaporizer cartridges, tinctures, capsules), and ground-flower sold in tamper-proof vessels. Home delivery is also permitted.

In January 2021, Governor Cuomo announced a proposal to legalize adult-use cannabis as part of the 2021 State of the State address.

The Company was awarded a vertically-integrated RO license in May 2018 with the right to open 4 dispensaries. The Company is only one of 10 license holders in the state. Curaleaf currently operates 4 dispensaries located in Newburgh, Plattsburgh, Queens, and Nassau County, as well as a 72,000 square foot cultivation and manufacturing facility in Ravena, New York. In September 2020, the Company launched the first sales of the Select brand in New York.

North Dakota Operations

North Dakota’s medical cannabis program was introduced in November 2016 when 64% of voters approved Measure 5, “Medical Marijuana,” which legalized medical cannabis for patients with certain qualifying conditions. The first sales were made to patients in March 2019.

The North Dakota Department of Health (“ND DOH”) is the regulatory agency that oversees the program. The market is divided into two main classes of licenses: cultivation/processing and dispensary. The ND DOH has awarded 2 cultivation/processing licenses and 8 dispensary licenses. As of December 31, 2020, all 8 dispensaries were operational. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in North Dakota, among other states, with four operational dispensaries and one cultivation and processing facility in North Dakota. The cultivation and processing facility, located in Fargo, is 33,000 square feet and is also operational.

Ohio Operations

Ohio’s medical cannabis program was introduced in June 2016 when House Bill 523 was signed into law. The first dispensaries opened in January 2019.

The Ohio Department of Commerce is responsible for regulating cultivators and processors. The Ohio State Board of Pharmacy is responsible for regulating dispensaries and the patient and caregiver registry. The Ohio State Medical Board is responsible for certifying physicians and reviewing petitions to add qualifying medical conditions.

The market is divided into four main classes of licenses: dispensary, processing, ‘Level I’ cultivation, which permits up to 25,000 square feet of canopy, and ‘Level II’ cultivation, which permits up to 3,000 square feet of canopy. One company is permitted to own up to one cultivator, one processor, and up to five dispensaries. As of December 31, 2020, the state has issued 57 dispensary licenses, 48 processing licenses, 19 ‘Level I’ cultivation licenses, and 14 ‘Level II’ cultivation licenses.

Extracted oils, edibles, and non-combustible flower products are permitted.

In May 2019, the Company entered into an agreement granting it an option to acquire Ohio Grow Therapies (“OGT”), a holder of one of the 19 Level 1 cultivation licenses and a processing license. OGT completed construction of a 32,000 square foot production facility in Johnstown, Ohio, and received its final licenses on July 1, 2020. The transfer of the OGT licenses and operations to the Company is pending regulatory approval. See “Proposed Transactions” section of this MD&A.

In October 2020, the Company launched the first sales of the Select brand in Ohio.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Ohio, among other states, with rights to acquire one cultivation facility, one processing facility and two dispensaries in Ohio. The Company will own and operate the dispensaries upon receipt of regulatory approval. Due to license ownership limitations in Ohio, the Company will not exercise its rights to acquire the Ohio cultivation and processing facility, but will receive a portion of the proceeds from their sale by the current owners.

Oklahoma Operations

Oklahoma’s medical cannabis program was introduced in June 2018, when 57% of voters approved Oklahoma State Question 788, the “Medical Marijuana Legalization Initiative.” The first medical dispensaries opened in October 2018.

The market is divided into three main classes of licenses: cultivation, processing, and retail. Extracted oils, edibles, and flower products are permitted.

In May 2020, the Company announced the expansion of the Select brand to the Oklahoma medical cannabis market.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Oklahoma, among other states. As of December 31, 2020, a Grassroots affiliated entity no longer operated any dispensaries in Oklahoma due to the saturation of the Oklahoma dispensary market, where over 2,000 dispensary licenses have been issued.

Oregon Operations

Oregon’s medical cannabis program was introduced in November 1998 when voters approved Measure 67, the Oregon Medical Marijuana Act.

In November 2014, voters approved Measure 91, the ‘Oregon Legalized Marijuana Initiative’, which legalized adult-use cannabis in the state. In October 2015, the first adult-use dispensaries opened.

The market is divided into six classes of licenses: dispensaries, cultivators, wholesalers, processors, laboratories and research. The Oregon Liquor Control Commission regulates the adult-use program, while the Oregon Health Authority regulates the medical program. Extracted oils, edibles, and flower products are permitted. Wholesaling and delivery are also permitted.

The Company operates one dispensary, one cultivation facility, and two processing facilities in Oregon. The dispensary, located in Portland, OR, opened in 2018. The cultivation center, located in The Dalles, OR, consists of a 20,000 square foot outdoor grow and an adjacent 17,000 square foot indoor facility for indoor growing.

In February 2020, the Company completed the acquisition of Cura Partners, Inc., owners of the leading Select wholesale brand in Oregon, among other states, with processing facilities in Portland, Oregon.

Pennsylvania Operations

Pennsylvania’s medical cannabis program was introduced in April 2016 when Governor Wolf signed into law SB 3 “Medical Marijuana Act”, which legalized medical cannabis oils for patients with certain qualifying conditions. The law also called for a class of licenses, called “Clinical Registrant” licenses, whereby accredited medical institutions in the state can partner with medical cannabis companies to conduct research. In February 2018, the first dispensaries opened to patients.

The Pennsylvania Department of Health (“PADOH”) regulates the program. There are two primary classes of licenses: licenses to grow/process cannabis products, and licenses to dispense cannabis products to patients. Grower/processors wholesale products to dispensaries. Each dispensary license permits the licensee to open up to three dispensaries in the region in which the license was awarded. A Clinical Registrant license is vertically integrated, permitting one grow/processing facility and up to six dispensaries. As of December 31, 2020, the PADOH has issued 50 dispensary licenses, 25 grow/processing licenses, and 8 Clinical Registrant licenses.

Oil-based formulations and flower are permitted, while edibles are currently prohibited.

The Company, through its Pennsylvania subsidiary, has partnered with an accredited medical school and, in February 2020, the Company’s Pennsylvania subsidiary was approved as a Clinical Registrant in Pennsylvania by the PADOH, Office of Medical Marijuana. Under this designation, the Company’s Pennsylvania subsidiary is entitled to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. Pennsylvania’s medical cannabis program created this class of license to promote cooperation between industry and academia in the research of medical benefits of cannabis. In February 2021, the Company’s subsidiary opened its first dispensary under the Clinical Registrant license, located in Harrisburg, PA, and is in the process of building out a 50,000 square foot cultivation and processing facility in King of Prussia, PA, as part of the Clinical Registrant license.

In July 2020, the Company acquired Grassroots, a cannabis multi-state operator in Pennsylvania, among other states. Grassroots’ subsidiaries hold cultivation, processing and three dispensary licenses, and also have rights to acquire a fourth dispensary license. Each dispensary license entitles the license holder to operate up to three dispensaries. The Pennsylvania subsidiaries, as of December 31, 2020, have an operating 75,000 square foot cultivation and processing facility and nine dispensaries.

Utah Operations

Utah’s medical cannabis program was introduced in November 2018, when 53% of voters approved “Proposition 2, Medical Marijuana Initiative”. In December 2018, the state legislature passed a bill that legalized medical cannabis, but implemented several changes to the Proposition 2 ballot erasure, including removing home cultivation rights for patients and adding a requirement that dispensaries employ pharmacists.

The market is divided into three main classes of licenses: cultivation, processing, and retail. In July 2019, the Utah Department of Agriculture and Food (“UDAF”) awarded eight cultivation licenses. In January 2020, the Utah Department of Health awarded 14 retail licenses. The UDAF issues processing licenses on a rolling basis, with processing licenses awarded to 10 companies as of December 31, 2020. All medical cannabis form factors are permitted, as is wholesaling. The market began sales in March 2020.

In January 2020, the Company was awarded a medical cannabis retail license from the Utah Department of Health. The Company opened its dispensary in Lehi, Utah in August 2020. In January 2020, the Company announced that it received preliminary approval for a processing license by the UDAF. The notice grants Curaleaf permission to begin the build out of its processing facility, and, as of December 31, 2020, the Company completed the building of the processing facility.

Vermont Operations

Vermont’s medical cannabis program was introduced in May 2004 when Senate Bill 76 was approved by the Vermont House and Senate and became law without the governor’s signature. This legislation permitted state-qualified patients to grow and possess marijuana for medicinal purposes. This legislation was expanded in June 2007 when Senate Bill 7 was approved by the Vermont House and Senate and again became law without the governor’s signature. Senate Bill 7 expanded the list of qualifying conditions and increased the number of plants that patients may legally cultivate, among other things. In June 2011, the Vermont legislate passed Senate Bill 17, the “Vermont Marijuana for Symptom Relief Act,” which, among other things, authorized a state-regulated system for medical cannabis sales through licensed dispensaries. The first sales were made to patients in 2012.

The Vermont Department of Public Safety is the regulatory agency that oversees the medical program. The market consists of five vertically-integrated licenses. Each license permits the owner to operate a grow/processing facility and up to two dispensaries. As of December 31, 2020, there were 7 operational dispensaries. A large variety of medical cannabis products are allowed in the state, including the smoking of cannabis flower.

In January 2018, Vermont became the first state to legalize cannabis via the legislature when Governor Scott signed H. 511, which legalized possession of up to one ounce of cannabis, among other things, though did not create a state-regulated system for adult-use sales. In October 2020, Governor Scott announced that he would allow legislation to regulate and tax cannabis sales to become law without his signature, with adult-use sales expected to begin in late 2022.

In July 2020, the Company acquired Grassroots, which operates two dispensaries and one cultivation and processing facility in Vermont.

Components of Our Results of Operations

Revenue

Retail and Wholesale Revenue

The Company derives its retail and wholesale revenue in states in which it is licensed to cultivate, process, distribute, and sell cannabis. The Company sells directly to customers at its retail stores and sells wholesale to other dispensaries or processors not owned by the Company. For the years ended December 31, 2020 and 2019, our wholesale revenue represented approximately 28% and 20% of total retail and wholesale revenue, respectively.

Management Fee Income

Management fee income represents revenue related to management services agreements pursuant to which the Company provides professional services, including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult-use cannabis licensees. The Company recognizes revenue from these consulting services on a straight-line basis over the term of third-party consulting agreements as services are provided.

Cost of Goods Sold

Cost of goods sold are derived from costs related to the cultivation and production of cannabis and from wholesale purchases made from other licensed producers operating within state markets in which the Company operates. Cost of goods sold includes the costs directly attributable to the production of inventory and includes amounts incurred in the cultivation and manufacture of finished goods, such as flower, concentrates, and edibles. Direct and indirect costs include but are not limited to material, labor, supplies, depreciation expense on production equipment, utilities, and facilities costs associated with cultivation.

Change in Fair Value of Biological Assets

Plants that are actively growing are considered biological assets. In accordance with IAS 41 – Agriculture, biological assets are recorded at fair value at the time of harvest, less costs to sell, which are transferred to inventory. The amount transferred becomes the carrying value of the inventory on a go-forward basis. When the inventory is sold, the fair value is relieved from inventory and the amount is expensed to the cost of goods sold. The cost of goods sold also includes the product cost and costs related to products acquired from other suppliers.

Gross Profit

Gross profit is revenue less cost of goods sold. During the years ended December 31, 2020 and 2019 the Company did not operate at full capacity and the Company expects gross profit to increase over the foreseeable future as it continues to invest in its current operations.

Operating Expenses

Salaries and benefits include non-cost-of-goods sold labor for each retail location and corporate labor expenses. The Company expects salaries and benefits to increase proportionally with store openings in the foreseeable future, but these expenses are expected to level off as operations are scaled in each market.

Sales and marketing expenses consist of selling costs to support the Company’s retail stores including branding and marketing expenses and product development expenses. The Company expects selling costs to increase proportionally with each retail store opening.

Professional fees consist of accounting, legal and acquisition related expenses. The Company expects these fees to increase as expansion continues and subsequent acquisitions occur.

Other general and administrative expenses consist of travel, general office supplies and monthly services, facilities and occupancy, insurance, director fees and new business development expenses.

Other Income (Expense)

Interest income

The Company has notes receivable with various parties that earn interest income at rates ranging from 2% to 13%.

Interest expense

Interest expense consists of interest on outstanding borrowings under various promissory note agreements as well as amortization of debt discounts.

Other income (expense)

Other income consists of gains related to the non-subtantial modification of debt discount and investments for contingent considerations deemed no longer payable, offset by the gains and losses on the disposal of assets and liabilities and impairment on an intangible asset.

Income taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable.

As the Company operates in the state-legal cannabis industry, the Company is subject to Section 280E of the Internal Revenue Code which prohibits businesses engaged in the trafficking of controlled substances (within the meaning of Schedule I and II of the CSA) from deducting normal business expenses associated with the sale of cannabis, such as payroll and rent, from gross income (revenue less cost of goods sold). Section 280E, therefore, has a significant impact on the retail side of cannabis, but a lesser impact on cultivation and manufacturing operations.  Section 280E was originally intended to penalize criminal market operators, but because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the Internal Revenue Service (“IRS”) has subsequently applied Section 280E to state-legal cannabis businesses. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues.  In the states that the Company operates in that align their tax codes with Section 280E, it is also unable to deduct normal business expenses for state tax purposes. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable and a higher effective tax rate than most industries.

SELECTED FINANCIAL INFORMATION

The Company reports results of operations of its subsidiaries from the date that control commences. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and is exposed to the variable returns from its activities. The following selected financial information includes only the results of operations after the Company established control of its subsidiaries. Accordingly, the information included below may not be representative of the results of operations if such subsidiaries had included their results of operations for the entire reporting period.

The following table sets forth selected financial information for the periods indicated that was derived from our audited consolidated financial statements and the respective accompanying notes prepared in accordance with IFRS. See “Results of Operations for the Years ended December 31, 2020 and 2019” for additional details. The selected consolidated financial information set out below may not be indicative of Curaleaf’s future performance:

	Year Ended December 31,
	2020	2019	2018
Revenue	$626,637	$221,018	$77,057
Cost of goods sold	311,148	102,386	31,172
Gross profit before impact of biological assets	315,489	118,632	45,885
Net change in fair value of biological assets	75,024	22,981	402
Gross profit	390,513	141,613	46,287
Operating expenses	326,829	169,330	74,968
Other expense, net	(41,641)	(18,072)	(27,553)
Net loss	(61,328)	(69,848)	(61,877)
Loss per share attributable to Curaleaf Holdings, Inc. - basic and diluted	$(0.11)	$(0.15)	$(0.14)

	December 31,	December 31,	December 31,
	2020	2019	2018
Total assets	$2,386,591	$736,926	$569,836
Long-term debt	285,001	87,953	81,901
Long-term lease liabilities	270,495	81,319	—

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes the Company’s results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019	$ Change	% Change
Revenues:
Retail revenue	$423,183	$138,738	$284,445	205%
Wholesale revenue	163,036	$35,119	127,917	364%
Management fee income	40,418	47,161	(6,743)	(14)%
Total revenues	626,637	221,018	405,619	184%
Cost of goods sold	311,148	102,386	208,762	204%
Gross profit before impact of biological assets	315,489	118,632	196,857	166%
Realized fair value amounts included in inventory sold	(149,586)	(74,757)	(74,829)	100%
Unrealized fair value gain on growth of biological assets	224,610	97,738	126,872	130%
Gross profit	390,513	141,613	248,900	176%
Operating expenses	326,829	169,330	157,499	93%
Income (Loss) from operations	63,684	(27,717)	91,401	330%
Other expense, net	(41,641)	(18,072)	(23,569)	130%
Income (Loss) before provision for income taxes	22,043	(45,789)	67,832	148%
Income tax expense	(83,371)	(24,059)	(59,312)	247%
Net loss	(61,328)	(69,848)	8,520	12%
Less: Net income (loss) attributable to redeemable non-controlling interest	407	(2,604)	3,011	116%
Net loss attributable to Curaleaf, Holdings Inc.	$(61,735)	$(67,244)	$5,509	8%

	Year ended December 31,
	2020	2019
Retail revenue	$423,183	$138,738
Wholesale revenue	163,036	35,119
Management fee income	40,418	47,161
Total revenues	626,637	221,018
Cost of goods sold	311,148	102,386
Gross profit before impact of biological assets	315,489	118,632
Realized fair value amounts included in inventory sold	(149,586)	(74,757)
Unrealized fair value gain on growth of biological assets	224,610	97,738
Gross profit	$390,513	$141,613
Gross margin	62%	64%
Gross profit before impact of management fee income and biological assets	$275,071	$71,471
Gross margin before impact of management fee income and biological assets	47%	41%
Gross profit before impact of management fee income and after net gain on biological assets	$350,095	$94,452
Gross margin before impact of management fee income and after net gain on biological assets	60%	54%

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

Revenue for the year ended December 31, 2020 was $626,637, an increase of $405,619 or 184% compared to revenue of $221,018 for the year ended December 31, 2019. The increase in revenue was driven by an increase of $412,362 in retail and wholesale revenue, offset by a decrease of $6,743 in management fee income.

Retail and wholesale revenue was $586,219 for the year ended December 31, 2020 compared to $173,857 for the year ended December 31, 2019, which represents an increase of $412,362 or 237%. The increase in retail and wholesale revenue was primarily due to organic growth in Florida, the opening of two additional dispensaries in New York, the completion of the acquisition of Select in February 2020, the completion of the acquisition of Arrow in April 2020, the completion of the acquisitions of Grassroots and Curaleaf NJ in July 2020, and the completion of the acquisition of ATG in November 2020. Additionally, wholesale revenue increased in Maryland and New York as a result of increased cultivation and harvest.

The decrease in management fee income of $6,743 is primarily due to the acquisitions of Curaleaf NJ, the formerly managed not-for-profit in New Jersey, in July 2020 and ATG in November 2020, for which the Company previously provided management services.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the year ended December 31, 2020 was $311,148, an increase of $208,762 or 204% compared to cost of goods sold of $102,386 for the year ended December 31, 2019. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the year ended December 31, 2020, which were the result of opening additional dispensaries and completion of acquisitions made in the second half of 2019 and in the year ended December 31, 2020.

Biological asset transformation for the year ended December 31, 2020 was $75,024, an increase of $52,043 or 226% compared to $22,981 for the year ended December 31, 2019. The increase was primarily due to the increased cultivation operating capacity resulting from expansion projects in New York, Florida and Massachusetts, increased cultivation operating capacity resulting from acquisitions of Grassroots, New Jersey and Acres and the corresponding increase in the unrealized fair value gain on the growth of biological assets offset by the amounts realized and included in cost of goods sold.

Gross Profit

Gross profit for the year ended December 31, 2020 was $390,513, or 62%, compared to $141,613, or 64%, for the year ended December 31, 2019.

Gross profit before management fee income and biological asset adjustments for the year ended December 31, 2020 was $275,071 compared to $71,471 for the year ended December 31, 2019. Gross margin before management fee income and biological asset adjustments for the year ended December 31, 2020 was 47% compared to 41% for the year ended December 31, 2019. The increase was primarily due to the increase in revenue as mentioned above and increased efficiencies in the cultivation and manufacturing processes.

Gross profit before management fee income and after net gains on biological assets for the year ended December 31, 2020 was $350,095 or 60%, compared to $94,452, or 54%, for the year ended December 31, 2019. The increase was primarily due to increased cultivation capacity in Arizona, Massachusetts and New York, higher operating capacity in the Company’s cultivation and processing facilities and the corresponding increase in the unrealized fair value gain on the growth of biological assets.

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Total Operating Expenses

	Year ended December 31,
	2020	2019	$ Change
Salaries and benefits	$104,252	$52,737	$51,515
Sales and marketing	23,272	12,188	11,084
Rent and occupancy	13,124	4,613	8,511
Travel	4,779	6,574	(1,795)
Professional fees	47,598	30,550	17,048
Office supplies and services	17,731	8,290	9,441
Other	16,518	6,070	10,448
Total selling, general, and administrative	227,274	121,022	106,252
Depreciation and amortization	68,676	31,701	36,975
Share-based compensation	30,879	16,607	14,272
Total operating expenses	$326,829	$169,330	$157,499

Total operating expenses for the year ended December 31, 2020 were $326,829, an increase of $157,499 or 93%, compared to $169,330 for the year ended December 31, 2019, which represents 52% and 77% of total revenue for the years ended December 31, 2020 and 2019, respectively. The increase in total operating expenses was primarily attributable to an increase in salaries and benefits, professional fees, as well as sales and marketing and other selling, general and administrative expenses as the Company expanded the number of retail dispensaries from 51 in 2019 to 96 in 2020, increased the level of support staff necessary to run the expanded operations as well as incurred $36,075 and $22,788 in one-time expenses during the years ended December 31, 2020 and 2019, respectively, largely associated with acquisitions and business development activities.

Salaries and benefits were $104,252 for the year ended December 31, 2020, compared to $52,737 for the year ended December 31, 2019, which represents an increase of $51,515. This was due to an increase in headcount at the corporate level as well as headcount from expanding operations in markets from organic growth in Florida, Massachusetts, New York, and Maryland and both organic and acquired growth in Arizona, Connecticut, New Jersey, Pennsylvania, Illinois, which is largely a result of the significant acquisitions of Select and Grassroots in February 2020 and July 2020, respectively.

Sales and marketing expenses totaled $23,272 for the year ended December 31, 2020, compared to $12,188 for the year ended December 31, 2019, which represents an increase of $11,084. The increase was largely due to marketing cost associated with the new Cannabis with Confidence campaign and the inclusion of Select and Grassroots after completion of the acquisitions in 2020.

Rent and occupancy expenses totaled $13,124 for the year ended December 31, 2020, compared to rent and occupancy expenses of $4,613 for the year ended December 31, 2019. The increase of $8,511 was primarily attributable to the increase in occupancy costs for the expansion of retail operations in Florida, New York, Arizona, Connecticut, and Maryland and the inclusion of Select and Grassroots expenses after the completion of acquisitions in 2020.

Travel expenses totaled $4,779 for the year ended December 31, 2020, compared to $6,574 for the year ended December 31, 2019, which represents a decrease of $1,795. The decrease was due to decreased management travel as a result of the COVID-19 pandemic, limiting travel for much of the year in 2020.

Professional fees were $47,598 for the year ended December 31, 2020 compared to $30,550 for the year ended December 31, 2019, which represents an increase of $17,048. This increase was primarily due to increased legal and accounting fees associated with the expansion to new operating markets and costs associated with multiple acquisitions.

Office supplies and service and other selling, general and administrative expenses were $34,249 for the year ended December 31, 2020 compared to $14,360 for the year ended December 31, 2019, which represents an increase of $19,889. This increase was primarily due to increased expenditures in office supplies and monthly services such as computer and software, and bank and license fees at the corporate level, Florida, Connecticut, and Oregon, completion of acquisitions and operation of new business in Arizona, Nevada, Massachusetts, and Maryland, as well as the completion of the acquisitions of Select, Grassroots, Curaleaf NJ, Arrow, and ATG.

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Depreciation and amortization was $68,676 for the year ended December 31, 2020, compared to $31,701 for the year ended December 31, 2019, which represents an increase of $36,975. The increase was primarily due to the Company’s expansion of retail operations in Florida, New York, Arizona, Connecticut, and Maryland, as well as the inclusion of Select and Grassroots expenses after the completion of the acquisitions in 2020, which largely increased both the Company’s wholesale and retail operations.

Share-based compensation was $30,879 for the year ended December 31, 2020, compared to $16,607 for the year ended December 31, 2019 represented an increase of $14,272. The increase was primarily due to the share-based cost associated with new options and restricted stock units granted in 2020, along with recognizing an $8,493 expense for the Select rollover share fair value adjustment. See further details regarding the Select rollover share fair value adjustment under the Select acquisition details in the “Recent Acquisitions” section below.

Total Other Expense

	Year ended
	December 31,
	2020	2019	$ Change
Interest income	$6,484	$9,938	$(3,454)
Interest expense	(47,903)	(18,396)	(29,507)
Interest expense related to lease liabilities	(21,099)	(6,357)	(14,742)
Other income (expense)	20,877	(3,257)	24,134
Total other expense, net	$(41,641)	$(18,072)	$(23,569)

Interest income for the years ended December 31, 2020 and 2019 was $6,484 and $9,938, respectively. The decrease of $3,454 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as part of the acquisition consideration paid for the acquisition.

Interest expense for the years ended December 31, 2020 and 2019 was $47,903 and $18,396 respectively. The increase of $29,507 was primarily due to the $300,000 Senior Secured Term Loan Facility entered into by the Company in January 2020, along with the $10,000 promissory note entered into in October 2020 to replace the contingent liability in connection with the Curaleaf, MA acquisition. See more details under “Recent Financing Transactions” within the “Financial Condition, Liquidity and Capital Resources” section below regarding the $10,000 promissory note, which is defined herein as the Promissory Note – 2024. Interest expense related to lease liabilities was $21,099 and $6,357 for the years ended December 31, 2020 and 2019, respectively.

Total other expense, net for the year ended December 31, 2020, was $41,641 compared to $18,072 for the year ended December 31, 2019. This is primarily due to the reasons discussed above, along with a $23,659 impairment loss related to the Eureka license, partially offset by the gain of $37,560 on investments relating to multiple contingent considerations from acquisitions deemed no longer payable.

Provision for Income Taxes

The Company recorded total income tax expense of $83,371 for the year ended December 31, 2020 with $7,541 as the deferred tax component. The Company recorded total income tax expense of $24,059 for the year ended December 31, 2019 with $6,959 as the deferred tax component. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E.

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Net Loss

Net loss for the years ended December 31, 2020 and 2019 was $61,328 and $69,848, respectively, which represents a decrease of $8,520, or 12%. The decrease was primarily driven by the increase in gross profit, partially offset by the increase in operating expense as described above.

RESULTS OF OPERATIONS THREE MONTHS ENDED DECEMBER 31, 2020 AND 2019 AND THE THREE MONTHS ENDED SEPTEMBER 30, 2020.

The following table summarizes our results of operations for the three months ended December 31, 2020 and 2019 and the three months ended September 30, 2020:

	Three months ended
	Q4 '20	Q3 '20	Q4 '20 vs	Q4 '20 vs	Q4 '19	Q4 '20 vs	Q4 '20 vs
	December 31,	September 30,	Q3 '20	Q3 '20	December 31,	Q4 '19	Q4 '19
	2020	2020	$ Change	% Change	2019	$ Change	% Change
Revenues:
Retail revenue	$164,932	$135,344	$29,588	22%	$48,196	$116,736	242%
Wholesale revenue	64,351	44,958	19,393	43%	9,485	54,866	578%
Management fee income	970	2,106	(1,136)	(54)%	17,776	(16,806)	(95)%
Total revenues	230,253	182,408	47,845	26%	75,457	154,796	205%
Cost of goods sold	119,658	90,633	29,025	32%	35,695	83,963	235%
Gross profit before impact of biological assets	110,595	91,775	18,820	21%	39,762	70,833	178%
Realized fair value amounts included in inventory sold	(57,265)	(48,706)	(8,559)	18%	(33,920)	(23,345)	69%
Unrealized fair value gain on growth of biological assets	72,132	72,714	(582)	(1)%	39,453	32,679	83%
Gross profit	125,462	115,783	9,679	8%	45,295	80,167	177%
Operating expenses	104,835	99,412	5,423	5%	52,563	52,272	99%
Income from operations	20,627	16,371	4,256	26%	(7,268)	27,895	(384)%
Other expense, net	(17,893)	(6,557)	(11,336)	173%	(7,858)	(10,035)	128%
Income (Loss) before provision for income taxes	2,734	9,814	(7,080)	(72)%	(15,126)	17,860	118%
Income tax expense	(37,843)	(18,745)	(19,098)	102%	(12,026)	(25,817)	215%
Net loss	(35,109)	(8,931)	(26,178)	293%	(27,152)	(7,957)	29%
Less: Net income (loss) attributable to redeemable non-controlling interest	165	412	(247)	(60)%	(591)	756	(128)%
Net loss attributable to Curaleaf, Holdings Inc.	$(35,274)	$(9,343)	$(25,931)	(278)%	$(26,561)	$(8,713)	(33)%

	Three months ended
	Q4 '20	Q3 '20	Q4 '19
	December 31,	September 30,	December 31,
	2020	2020	2019
Retail revenue	$164,932	$135,344	$48,196
Wholesale revenue	64,351	44,958	9,485
Management fee income	970	2,106	17,776
Total revenues	230,253	182,408	75,457
Cost of goods sold	119,658	90,633	35,695
Gross profit before impact of biological assets	110,595	91,775	39,762
Realized fair value amounts included in inventory sold	(57,265)	(48,706)	(33,920)
Unrealized fair value gain on growth of biological assets	72,132	72,714	39,453
Gross profit	$125,462	$115,783	$45,295
Gross margin	54%	63%	60%
Gross profit before impact of management fee income and biological assets	$109,625	$89,669	$21,986
Gross margin before impact of management fee income and biological assets	48%	50%	38%
Gross profit before impact of management fee income and after net gain on biological assets	$124,492	$113,677	$27,519
Gross margin before impact of management fee income and after net gain on biological assets	54%	63%	48%

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Comparison of the Three Months ended December 31, 2020 and 2019

Revenue

Revenue for the three months ended December 31, 2020 was $230,253, an increase of $154,796 or 205% compared to revenue of $75,457 for the three months ended December 31, 2019. The increase in revenue was driven by an increase of $171,602 in retail and wholesale revenue, offset by a decrease of $16,806 in management fee income.

Retail and wholesale revenue was $229,283 for the three months ended December 31, 2020 compared to $57,681 for the three months ended December 31, 2019, which represents an increase of $171,602 or 298%. The increase in retail and wholesale revenue was primarily due to impact of the acquisitions completed in 2020, including Select, Grassroots, Curaleaf NJ, and Arrow, among others. Additionally, the Company implemented various holiday promotions during the three months ended December 31, 2020, which resulted in a significant boost in sales and the Company’s best quarter-to-date results.

The decrease in management fee income of $16,806 was primarily due to the acquisitions of Curaleaf NJ, the formerly managed not-for-profit in New Jersey, in July 2020 and ATG in November 2020, for which the Company previously provided management services.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended December 31, 2020 was $119,658, an increase of $83,963 or 235% compared to cost of goods sold of $35,695 for the three months ended December 31, 2019. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended December 31, 2020. Increases in cannabis revenue were the result of incremental costs resulting from the acquisitions of Select in early 2020, Grassroot and Curaleaf NJ in July 2020, ATG in November 2020, and acquisitions completed during 2019, as well as the opening of new dispensaries and organic growth. Biological asset transformation for the three months ended December 31, 2020 was $14,867 compared to $5,533 for the three months ended December 31, 2019. The increase was primarily due to the increased cultivation operating capacity resulting from (i) expansion projects in New York, Florida and Massachusetts, and (ii) acquisitions of Grassroots, New Jersey and Acres, and the number of cultivation facilities that generated initial harvests in 2020 and the corresponding increase in the unrealized fair value gain on the growth of biological assets offset by the amounts realized and included in cost of goods sold.

Gross Profit

Gross profit for the three months ended December 31, 2020 was $125,462, compared to $45,295 for three months ended December 31, 2019. Gross margin for the three months ended December 31, 2020 was 54% compared to 60% for the three months ended December 31, 2019.

Gross profit before management fee income and biological asset adjustments for the three months ended December 31, 2020 was $109,625 compared to $21,986 for the three months ended December 31, 2019. Gross margin before management fee income and biological asset adjustments for the year ended December 31, 2020 was 48% compared to 38% for the year ended December 31, 2019. The increase was primarily due to the increase in revenue as mentioned above and increased efficiencies in the cultivation and manufacturing processes.

Gross profit before management fee income and after net gains on biological assets for the three months ended December 31, 2020 was $124,492, compared to $27,519 for the three months ended December 31, 2019. Gross margin before management fee income and after net gains on biological assets for the year ended December 31, 2020 was 54% compared to 48% for the three months ended December 31, 2019. The increase is primarily due to increased cultivation capacity in Arizona, Massachusetts and New York, higher operating capacity in the Company’s cultivation and processing facilities and the corresponding increase in the unrealized fair value gain on the growth of biological assets.

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Comparison of the Three Months ended December 31, 2020 and September 30, 2020

Revenue

Revenue for the three months ended December 31, 2020 was $230,253, an increase of $47,845 or 26% compared to revenue of $182,408 for the three months ended September 30, 2020. The increase in revenue was driven by an increase of $48,981 in retail and wholesale revenue, offset by a decrease of $1,136 in management fee income.

Retail and wholesale revenue was $229,283 for the three months ended December 31, 2020 compared to $180,302 for the three months ended September 30, 2020, which represents an increase of $48,981 or 27%. The increase in retail and wholesale revenue was primarily due to impact of having full quarter results in the three months ended December 31, 2020 for acquisitions completed during the three months ended September 30, 2020. Additionally, the Company implemented various holiday promotions during the three months ended December 31, 2020, which resulted in a significant boost in sales and the Company’s best quarter-to-date results.

The decrease in management fee income of $1,136 was primarily due to acquisitions of Curaleaf NJ, the formerly managed not-for-profit in New Jersey, in July 2020 and ATG in November 2020, for which the Company previously provided management services.

Cost of Goods Sold & Change in Fair Value of Biological Assets

Cost of goods sold, excluding any adjustments to the fair value of biological assets, for the three months ended December 31, 2020 was $119,658, an increase of $29,025 or 32% compared to cost of goods sold of $90,633 for the three months ended September 30, 2020. The increase was primarily due to cultivation and processing costs directly related to the increase in cannabis revenue for the three months ended December 31, 2020. Increases in cannabis revenue were the result of incremental costs resulting from the acquisitions of Select in early 2020, Grassroot and Curaleaf NJ in July 2020, ATG in November 2020 and acquisitions completed during 2019, as well as the opening of new dispensaries and organic growth. Biological asset transformation for the three months ended December 31, 2020 was $14,867 compared to a $24,008 for the three months ended September 30, 2020. The decrease was primarily due to the timing of harvest.

Gross Profit

Gross profit for the three months ended December 31, 2020 was $125,462, compared to $115,783 for three months ended September 30, 2020. Gross margin for the three months ended December 31, 2020 was 54% compared to 63% for the three months ended September 30, 2020.

Gross profit before management fee income and biological asset adjustments for the three months ended December 31, 2020 was $109,625 compared to $89,669 for the three months ended September 30, 2020. Gross margin before management fee income and biological asset for the three months ended December 31, 2020 was 48% compared to 50% for the three months ended September 30, 2020. The increase in absolute dollar amount was due to the reasons discussed above under the section title “Retail and Wholesale Revenue”. The decrease in gross margin is primarily due to the higher cost associated with the establishment of new operations in Ohio, along with increased wholesale and retail discounts reducing net revenue.

Gross profit before management fee income and after net gains on biological assets for the three months ended December 31, 2020 was $124,492, compared to $113,677 for the three months ended September 30, 2020. Gross margin before management fee income and after net gains on biological assets for the three months ended December 31, 2020 was 54% compared to 63% for the three months ended September 30, 2020. The increase in absolute dollar amount was due to the reasons discussed above under retail and wholesale revenue. The decrease in gross margin is primarily due to the higher cost associated with the establishmen of new operations in Ohio, the decrease in net gain on biological assets described above and increased wholesale and retail discounts reducing net revenue.

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Total Operating Expenses

	Three months ended			Q4 '20 vs	Q4 '20 vs
	December 31,	September 30,	December 31,	Q3 '20	Q4 '19
	2020	2020	2019	$ Change	$ Change
Salaries and benefits	$33,469	$29,130	$14,940	$4,339	$18,529
Sales and marketing	9,057	5,598	3,693	3,459	5,364
Rent and occupancy	5,165	5,799	1,214	(634)	3,951
Travel	1,111	1,075	1,823	36	(712)
Professional fees	8,419	20,231	10,363	(11,812)	(1,944)
Office supplies and services	6,302	5,596	2,592	706	3,710
Other	4,766	5,235	1,602	(469)	3,164
Total selling, general, and administrative	68,289	72,664	36,227	(4,375)	32,062
Depreciation and amortization	20,432	21,318	10,673	(886)	9,759
Share-based compensation	16,114	5,430	5,663	10,684	10,451
Total operating expenses	$104,835	$99,412	$52,563	$5,423	$52,272

Comparison of the Three Months ended December 31, 2020 and 2019

Total operating expenses for the three months ended December 31, 2020 were $104,835, an increase of $52,272 or 99%, compared to $52,563 for the three months ended December 31, 2019, which represents 46% and 70% of total revenue for the three months ended December 31, 2020 and 2019, respectively. The increase in total operating expenses was primarily attributable to an increase in salaries and benefits, as well as sales and marketing and professional fees as the Company expanded the number of retail dispensaries from 51 in 2019 to 96 in 2020, and increased the level of support staff necessary to run the expanded operations as well as incurred $2,876 and $8,263 in one-time expenses during the three months ended December 31, 2020 and 2019, respectively, largely associated with acquisitions and business development activities.

Salaries and benefits were $33,469 for the three months ended December 31, 2020, compared to $14,940 for the three months ended December 31, 2019, which represents an increase of $18,529. This was due to an increase in headcount at the corporate level as well as headcount from expanding operations in markets from organic growth in Florida, Massachusetts, New York, and Maryland and both organic and acquired growth in Arizona, Connecticut, New Jersey, Pennsylvania, Illinois, which is largely a result of the significant acquisitions of Select and Grassroots in 2020.

Sales and marketing expenses totaled $9,057 for the three months ended December 31, 2020, compared to $3,693 for the three months ended December 31, 2019, which represents an increase of $5,364. The increase was largely due to marketing cost associated with the new Cannabis with Confidence campaign and the inclusion of Select and Grassroots after completion of the acquisitions in 2020.

Rent and occupancy expenses totaled $5,165 for the three months ended December 31, 2020, compared to rent and occupancy of $1,214 for the three months ended December 31, 2019. The increase of $3,951 was primarily attributable to the increase in occupancy costs for the expansion of retail operations in Florida, New York, Arizona, Connecticut, and Maryland and the inclusion of Select and Grassroots expenses after the completion of acquisitions in 2020.

Travel expenses totaled $1,111 for the three months ended December 31, 2020, compared to $1,823 for the three months ended December 31, 2019, which represents a decrease of $712. The decrease was due to decreased management travel as a result of the COVID-19 pandemic, limiting travel.

Professional fees were $8,419 for the three months ended December 31, 2020 compared to $10,363 for the three months ended December 31, 2019, which represents a decrease of $1,944. This decrease was primarily due to the settlement of two litigations related to the Company’s Florida operations during January 2020 and August 2020, with significant costs incurred during the three months ended December 31, 2019, along with significant legal fees associated with the Select acquisition that closed during the first quarter of 2020.

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Office supplies and service and other general and administrative expenses were $11,068 for the three months ended December 31, 2020 compared to $4,194 for the three months ended December 31, 2019, which represents an increase of $6,874. This increase was primarily due to increased expenditures in office supplies and monthly services at the corporate level, as well as the inclusion of Select, Grassroots, Curaleaf NJ, Arrow, and ATG after the completion of acquisitions in 2020.

Depreciation and amortization was $20,432 for the three months ended December 31, 2020, compared to $10,673 for the three months ended December 31, 2019, which represents an increase of $9,759. The increase was primarily due to the Company’s expansion of retail operations in Florida, New York, Arizona, Connecticut, and Maryland, as well as the inclusion of Select and Grassroots expenses after the completion of the acquisitions in 2020, which largely increased both the Company’s wholesale and retail operations.

Share-based compensation was $16,114 for the three months ended December 31, 2020, compared to $5,663 for the three months ended December 31, 2019 which represents an increase of $10,451. The increase was primarily due to the share-based cost associated with new options and restricted stock units granted in 2020, along with recognizing an $8,493 expense for the Select rollover share fair value adjustment during the three months ended December 31, 2020. See further details regarding the Select rollover share fair value adjustment under the Select acquisition details in the “Recent Acquisitions” section below.

Comparison of the Three Months ended December 31, 2020 and September 30, 2020

Total operating expenses for the three months ended December 31, 2020 were $104,835, an increase of $5,423 or 5%, compared to $99,412 for the three months ended September 30, 2020, which represents 46% and 54% of total revenue for the three months ended December 31, 2020 and September 30, 2020, respectively. The increase in total operating expenses was primarily attributable to an increase in salaries and benefits and sales and marketing as the Company expanded the number of retail dispensaries from 93 as of September 30, 2020 to 96 at December 31, 2020, and increased the level of support staff necessary to run the expanded operations as well as incurred $2,876 and $17,845 in one-time expenses during the three months ended December 31 and September 30, 2020, respectively, largely associated with acquisitions and business development activities.

Salaries and benefits were $33,469 for the three months ended December 31, 2020, compared to $29,130 for the three months ended September 30, 2020, which represents an increase of $4,339. This was due to an increase in headcount at the corporate level as well as headcount from operating markets from organic growth in Florida and Illinois and both organic and acquired growth in Ohio.

Sales and marketing expenses totaled $9,057 for the three months ended December 31, 2020, compared to $5,598 for the three months ended September 30, 2020, which represents an increase of $3,459. The increase was largely due to marketing campaigns throughout the Company during the holiday season, with significant costs incurred with the Select brand, to drive an increase in sales.

Rent and occupancy expenses totaled $5,165 for the three months ended December 31, 2020, compared to $5,799 for the three months ended September 30, 2020. The decrease of $634 was primarily due to the timing of Curaleaf NJ lease accounting implementation in the fourth quarter of 2020 offset by the increase of occupancy expenses related to the new dispensaries and facilities.

Travel expenses totaled $1,111 for the three months ended December 31, 2020, compared to $1,075 for the three months ended September 30, 2020, which represents an increase of $36. Travel expenses between the periods remained relatively consistent as many state COVID-19 restrictions remained in place, limiting travel.

Professional fees were $8,419 for the three months ended December 31, 2020 compared to $20,231 for the three months ended September 30, 2020, which represents a decrease of $11,812. This decrease was primarily due to decreased legal and consulting fees with reduced acquisition activity during the three months ended December 31, 2020. The Company finalized a few significant acquisitions during the three months ended September 30, 2020, including Grassroots and Curaleaf New Jersey, which ultimately resulted in significant legal and consulting fees incurred.

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Office supplies and service and other general and administrative expenses were $11,068 for the three months ended December 31, 2020 compared to $10,831 for the three months ended September 30, 2020, which represents an increase of $237. This increase was primarily due to increased expenditures in office supplies and monthly services at the corporate level, as well as in Florida and Illinois to support expanding retail operation.

Depreciation and amortization was $20,432 for the three months ended December 31, 2020, compared to $21,318 for the three months ended September 30, 2020, which represents a decrease of $886. The decrease was primarily due to a true up of increase in effective interest rate for right of use assets acquired in 2020, partially offset by the Company’s expansion of capital projects in Florida, Connecticut and Oregon as well as acquisition and operation of new businesses in Arizona, Nevada, Maryland, and Massachusetts, during the three months ended December 31, 2020.

Share-based compensation was $16,114 for the three months ended December 31, 2020, compared to $5,430 for the three months ended September 30, 2020 which represents an increase of $10,684. The increase was primarily due to the share-based cost associated with new restricted stock units granted, along with recording an $8,493 expense for the Select rollover share fair value adjustment due to finalizing the purchase accounting in the fourth quarter of 2020, during the three months ended December 31, 2020. See further details regarding the Select rollover share fair value adjustment under the Select acquisition details in the “Recent Acquisitions” section below.

Total Other Expense

	Three Months Ended			Q4 '20 vs	Q4 '20 vs
	December 31,	September 30,	December 31,	Q3 '20	Q4 '19
	2020	2020	2019	$ Change	$ Change
Interest income	$24	$40	$2,450	$(16)	$(2,426)
Interest expense	(13,695)	(12,357)	(5,397)	(1,338)	(8,298)
Interest expense related to lease liabilities	(11,695)	(5,114)	(2,148)	(6,581)	(9,547)
Other income (expense)	7,473	10,874	(2,763)	(3,401)	10,236
Total other expense, net	$(17,893)	$(6,557)	$(7,858)	$(11,336)	$(10,035)

Comparison of the Three Months ended December 31, 2020 and 2019

Interest income for the three months ended December 31, 2020 and 2019 was $24 and $2,450, respectively. The decrease of $2,426 was primarily due to the conversion of the notes receivable related to Curaleaf NJ as part of the consideration paid for the acquisition.

Interest expense, excluding interest related to lease liabilities for the three months ended December 31, 2020 and 2019 was $13,695 and $5,397 respectively. The increase of $8,298 was due to the $300,000 Senior Secured Term Loan Facility entered into by the Company in January 2020, along with the $10,000 promissory note entered into in October 2020 to replace the contingent liability in connection with the Curaleaf, MA acquisition. See more details under “Recent Financing Transactions” within the “Financial Condition, Liquidity and Capital Resources” section below regarding the $10,000 promissory note, which is defined herein as the Promissory Note – 2024.Interest expense related to lease liabilities was $11,695 and $2,148 for the three months ended December 31, 2020 and 2019, respectively.

Total other expense, net for the three months ended December 31, 2020, was a net loss of $17,893 compared to a net loss of $7,858 for the three months ended December 31, 2019. The increase in expense is primarily due to impairment on the Eureka license and the reasons discussed above, partially offset by gains on investments in relation to contingent considerations determined no longer payable for the Arrow Companies (as defined below) and Cura Partners, Inc. acquisitions.

Provision for Income Taxes

The Company recorded an income tax expense of $37,843 for the three months ended December 31, 2020, compared to an income tax expense of $12,026 for the three months ended December 31, 2019. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E and an increase in biological assets resulting in increased deferred tax expense.

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Net Loss

Net loss for the three months ended December 31, 2020 was $35,109 compared to net loss of $27,152 for the three months ended December 31, 2019, which represents an increase of $7,957, or 29%. The increase was primarily driven by an increase in income tax expense, impairment on the Eureka license and the increase in operating expenses described above, partially offset by the increase in gross profit and gains on contingent considerations deemed no longer payable.

Comparison of the Three Months ended December 31, 2020 and September 30, 2020

Interest income for the three months ended December 31, 2020 and September 30, 2020 was $24 and $40, respectively. The decrease of $16 was due to a reduction of bank deposit interest income related to the lower cash balance during the last quarter of 2020.

Interest expense, excluding interest related to lease liabilities for the three months ended December 31, 2020 and September 30, 2020 was $13,695 and $12,357, respectively. The increase of $1,338 was due to entering into the new Promissory Note – 2024, partially offset by the payoff of the Secured Promissory Notes due in 2029, in August 2020. Interest expense related to lease liabilities was $9,558 and $5,114 for the three months ended December 31, 2020 and September 30, 2020, respectively.

Total other expense, net for the three months ended December 31, 2020 was a net loss of $17,893 compared to net loss of $6,557 for the three months ended September 30, 2020. The increase in expense is primarily due to impairment on the Eureka license and the items discussed above, partially offset by gains on investments in relation to contingent considerations determined no longer payable for the Arrow Companies (as defined below) and Cura Partners, Inc. acquisitions.

Provision for Income Taxes

The Company recorded an income tax expense of $37,843 for the three months ended December 31, 2020, compared to an income tax expense of $18,745 for the three months ended September 30, 2020. The increase was the result of increased gross profit in certain of the Company’s subsidiaries that are subjected to Section 280E and increase in biological assets resulting in increased deferred tax expense.

Net Loss

Net loss for the three months ended December 31, 2020 was $35,109 compared to net loss of $8,931 for the three months ended September 30, 2020, which represents an increase of $26,178, or 293%. The increase was primarily driven by an increase in income tax expense, impairment on the Eureka license and the increase in operating expenses described above, partially offset by the increase in gross profit and gains from contingent considerations deemed no longer payable.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements of our business, capital expenditures, acquisitions, debt service, and for general corporate purposes. To date the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement completed in connection with the Company’s Business Combination, and the senior secured debt financing completed in January 2020. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to make planned acquisitions, to make scheduled debt payments, and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections of this MD&A.

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As of December 31, 2020, we had $73,542 of cash and cash equivalents and working capital of $197,736 (current assets minus current liabilities), compared with $42,310 of cash and cash equivalents and $43,275 of working capital as of December 31, 2019. The increase of $136,901 in our working capital was primarily due to a $154,461 increase in inventory largely resulting from major acquisitions, specifically the Grassroots and Select acquisitions, significantly expanding the Company’s retail and wholesale operations during the year ended December 31, 2020, which was slightly offset by increases in most current liabilities as a result of the acquisitions

The Company is generating cash from sales and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.

The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Recent Financing Transactions

Senior Secured Term Loan Facility (January 2020)

In January 2020, the Company announced the upsizing and closing of a Senior Secured Term Loan Facility (“Facility”) from a syndicate of lenders totaling $300,000 (the “Financing Agreement – 2023”). The amounts owing under the Facility bear interest at a rate of 13.0% per annum, payable quarterly in arrears with a maturity on December 2023.

The Company satisfied its obligations in full under the Financing Agreement – 2021 in connection with, and out of the proceeds of the Financing Agreement – 2023.

The Financing Agreement – 2023 can be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 10, 2022 and January 9, 2023, will incur a prepayment premium of 6.50%. Any prepayment made between January 10, 2023 and October 14, 2023, will incur a prepayment premium of 3.25%. Any prepayment made on or after October 15, 2023, will not incur a prepayment premium.

Beginning with the fiscal quarter ending, December 31, 2020, the Financing Agreement – 2023 is subject to a mandatory amortization payment and a yield maintenance premium. The mandatory amortization payment is paid ratably to each lender based on the aggregate principal amount of all initial term loans times an applicable rate that is based on the leverage ratio.

For the quarter ended December 31, 2020, the applicable percentage ranges from 0% to 3.00% depending on the leverage ratio. For all quarters in 2021, the applicable percentage ranges from 0% to 6.00% depending on the leverage ratio. For all quarters in 2022, the applicable percentage ranges from 0% to 8.00% depending on the leverage ratio. For all quarters 2023 through September 30, 2023, the applicable percentage ranges from 0% to 9.00% depending on the leverage ratio.

The yield maintenance premium is paid based on all amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 10, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

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Private Placement of SVS

On July 20, 2020, Curaleaf completed the private placement offering previously announced on July 2, 2020 (the "Offering"). Pricing of the initial tranche of the Offering was set on July 2, 2020. Under the initial tranche, subscribers purchased an aggregate of 3,541,429 SVS for aggregate gross proceeds of approximately C$27,269. Subsequent to setting the initial tranche, the Company secured a second tranche investment, which was part of the Offering which closed on July 20, 2020. Under the second tranche, a subscriber purchased 842,269 SVS for gross proceeds of approximately C$6,787. In aggregate, the Offering generated approximately C$34,056 in gross proceeds for the Company in consideration of 4,383,698 SVS. The Offering was completed in connection with the closing of the Grassroots transaction. Since the completion of the Offering, the net proceeds of the Offering have been used and will continue to be used to fund Grassroots’ high-return expansion projects, replenish its working capital as well as for general corporate purposes. Further information about the Offering can be found in the Company’s material change reports dated July 31, 2020 and July 7, 2020, copies of which are available on SEDAR under the Company’s profile at www.sedar.com.

Sale and Leaseback Transaction

In August 2020, the Company completed a sale and leaseback transaction at its Mount Dora, Florida cultivation facility. As part of this transaction, the Company sold leasehold improvements with a gross value of $44,579 for $41,000 and entered into a new 15-year lease on the entire property with the new owner. After deducting transaction costs and security deposits, the Company received $39,068 at closing.

Promissory Note – 2024

In October 2020, the Company entered into a Promissory Note with a principal sum of $10,000 (“Promissory Note – 2024”) with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest, to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $300 is treated as Original Issue Discount (“OID”).

The Promissory Note – 2024 carries a fixed interest rate per quarter equal to 3.25%. Interest is payable in arrears on the last day of each fiscal quarter, commencing December 31, 2020. The Maturity Date of the Promissory Note – 2024 is June 10, 2024.

The Promissory Note – 2024 contains other terms substantially similar to the Financing Agreement – 2023, except that the Promissory Note – 2024 is secured by separate collateral consisting solely of the equity of, and guarantees given by, the Company’s subsidiaries Curaleaf Hartford, Inc. and Curaleaf Stamford, Inc., which operate medical cannabis dispensaries in Hartford and Stamford, CT, respectively.

Secured Credit Facility (January 2021)

In January 2021, the Company entered into a $50,000 secured credit facility (the “Credit Agreement”) with a syndicate of lenders which matures on January 10, 2024. The net proceeds from borrowings under the Credit Agreement are expected to be used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. Borrowings under the Credit Agreement bear interest on any outstanding principal of 10.25% per annum. The facility was fully drawn at closing.

The Credit Agreement may be pre-paid but is subject to a prepayment premium dependent on the loan year. Any prepayment made between January 8, 2022 and January 7, 2023, will incur a prepayment premium of 5.125%. Any prepayment made between January 8, 2023 and January 7, 2024, will incur a prepayment premium of 2.50%.

The Credit Agreement is subject to a yield maintenance premium. The yield maintenance premium is paid based on amounts repaid. The premium is determined by the amount of interest that would have otherwise been payable on the prepayment less the aggregate amount of interest that would have been earned if the prepayment were to be reinvested from the date of prepayment until January 8, 2022 at the yield maintenance premium rate. The yield maintenance premium rate is the rate per annum equal to the rate in effect 3 days before the repayment date for U.S. Treasury instruments that have a maximum term of 3 months or less times 0.50%.

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The Credit Agreement contains other terms substantially similar to those of the Financing Agreement – 2023.

Equity Offering

On January 12, 2021, the Company closed on its previously announced overnight marketed offering of 18,975,000 SVS at a price of C$16.70 per share in an underwritten public offering, for total gross proceeds of C$316,883, before deducting the underwriters’ fees and estimated offering expense. The Company intends to use the net proceeds of $240,569 from the overnight marketed offering for working capital and general corporate purposes.

Cash Flows

The following table summarizes the sources and uses of cash for each of the periods presented:

	Year ended December 31,
	2020	2019
Net cash provided by (used in) operating activities	$12,355	$(38,321)
Net cash used in investing activities	(197,110)	(204,045)
Net cash provided by financing activities	224,076	18,060
Net increase (decrease) in cash and cash equivalents	$39,321	$(224,306)

Operating Activities

During the year ended December 31, 2020, operating activities provided $12,355 of cash, primarily resulting from net non-cash expenses including depreciation and amortization of $88,466 and realized fair value amounts included in inventory sold of $149,586 and net cash provided by changes in operating assets and liabilities of $28,588, partially offset by the net loss of $61,328 and net non-cash gains, including unrealized changes in fair value of biological assets of $224,610. Cash provided by changes in operating assets and liabilities was primarily due to a decrease in biologicals assets of $55,707 and an increase in income taxes payable of $57,753, partially offset by an increase in inventory of $92,384 and an increase in other assets of $17,702.

During the year ended December 31, 2019, operating activities used $38,321 of cash, primarily resulting from our net loss of $69,848, net non-cash gains including unrealized changes in fair value of biological assets of $97,738, and net cash used by changes in our operating assets and liabilities of $13,992, partially offset by net non-cash expenses, including depreciation and amortization of $37,206 and realized fair value amounts included in inventory sold of $74,757. Cash used by changes in operating assets and liabilities was primarily due to increases in accounts receivable and inventory of $6,943, and $28,746, respectively.

Investing Activities

During the year ended December 31, 2020, investing activities used $197,110 of cash, consisting primarily of payments totaling $126,273 in purchases of property and equipment, $67,195 in connection with acquisitions and $4,646 in connection with the amounts advanced under notes receivable.

During the year ended December 31, 2019, investing activities used $204,045 of cash, consisting primarily of payments totaling $82,075 in purchases of property and equipment, $80,560 in connection with acquisitions and $35,444 in connection with the amounts advanced under notes receivable.

Financing Activities

During the year ended December 31, 2020, financing activities provided $224,076 of cash, consisting primarily of $186,235 of cash received for financing agreements, $42,466 cash received from a sale leaseback transaction and cash received in the private placement of $24,552, offset by $26,762 of lease liability payments, principal payments on debt of $2,920 and minority buyouts of $2,508.

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During the year ended December 31, 2019, financing activities provided $18,060 of cash, consisting primarily of $25,245 cash received from a sale leaseback transaction and option exercise of $2,337, offset by $5,132 of lease liability payments, principal payments on debt of $3,112 and repurchase of SVS of $883.

Contractual Obligations and Commitments

The Company leases space for its offices, cultivation centers, and retail dispensaries. Key movements as of December 31, 2020 relating to the lease balances are present below:

Period	Scheduled payments
2021	$48,669
2022	48,755
2023	46,855
2024 and thereafter	426,972
Total undiscounted lease liability	571,251
Impact of discount	(282,332)
Lease liability at December 31, 2020	288,919
Less current portion of lease liability	(15,710)
Less long-term lease liabilities transferred to liabilities associated with assets held for sale	(2,714)
Long-term portion of lease liability	$270,495

Real estate leases typically extend for a period of 1–10 years. Some leases for office space include extension options exercisable up to one year before the end of the cancellable lease term. Typically, the option to renew the lease is for an additional period of 5 years after the end of the initial contract term and is at the option of the Company as the lessee. Lease payments are in substance fixed, and most real estate leases include annual escalation clauses with reference to an index or contractual rate.

The Company leases machinery and equipment but does not purchase or guarantee the value of leased assets. The Company considers these assets to be of low-value or short-term in nature and therefore no right-of use assets and lease liabilities are recognized for these leases. Expenses recognized relating to short-term leases and leases of low value during the year ended December 31, 2020 were immaterial.

Amounts in the table below reflect the contractually required principal and interest payments payable under promissory note agreements and other long-term debt. The various borrowings bear interest at rates between 7.5% and 15% per annum:

Period	Amount
2021	6,500
2022	—
2023	300,000
2024	9,700
2025 and thereafter	427
$316,627

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SUMMARY OF QUARTERLY RESULTS

	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$230,253	$182,408	$117,480	$96,496	$75,457	$61,820	$48,489	$35,251
Cost of goods sold	119,658	90,633	56,844	44,013	35,695	27,079	22,469	17,144
Net change in fair value of biological assets	14,867	24,008	20,591	15,556	5,533	13,810	1,392	2,246
Gross profit	125,462	115,783	81,227	68,039	45,295	48,551	27,412	20,353
Operating expenses	104,835	99,412	59,536	63,046	52,563	47,108	39,713	29,945
Other expense, net	(17,893)	(6,557)	(9,993)	(7,196)	(7,858)	(3,598)	(3,942)	(2,674)
Net loss	(35,109)	(8,931)	(1,836)	(15,452)	(27,152)	(7,434)	(24,435)	(10,828)
Less: Net income (loss) attributable to redeemable non-controlling interest	165	412	193	(363)	(591)	(599)	106	(619)
Net loss attributable to Curaleaf Holdings, Inc.	(35,274)	(9,343)	(2,029)	(15,089)	(26,561)	(6,835)	(24,541)	(10,209)
Loss per share - basic and diluted	$(0.05)	$(0.01)	$(0.00)	$(0.03)	$(0.06)	$(0.01)	$(0.05)	$(0.02)
Weighted average common shares outstanding - basic and diluted	660,398,593	625,228,556	533,192,806	507,700,498	468,445,941	464,073,130	461,313,741	453,559,765

OFF-BALANCE SHEET ARRANGEMENTS

As of the date hereof, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company incurred the following transactions with related parties during the years ended December 31, 2020 and 2019.

	Year ended		Balances as of
	December 31,		December 31,	December 31,
	2020	2019	2020	2019
Transaction	Related party transactions		Balance receivable (payable)
Processing fees (1)	$2,220	$—	$—	$—
Consulting fees (2)	1,225	319	—	—
Travel and reimbursement (2)	180	816	—	—
Rent expense, net (3)	(208)	238	—	—
Contingent liability (4)	—	—	—	(18,000)
Senior Unsecured Note - 2019 (5)	—	237	—	—
Promissory Note - 2024 (6)	1,047	—	(9,700)	—
Non-consolidated GR Companies (7)	—	—	5,947	—
	$4,464	$1,610	$(3,753)	$(18,000)

(1) For the year ended December 31, 2020, the Company recognized direct expenses of $2,220 for processing expenses with Sisu Extracts. Sisu Extracts, a state licensed processor in California, performed toll processing services for the Company during the reported periods. Cameron Forni, Select President, holds a passive investment in Sisu Extracts. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

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(2) For the year ended December 31, 2020, the Company recognized $1,000 of consulting expenses to Measure 8 Venture Partners, a company controlled by Boris Jordan, Executive Chairman, as well as $40 in travel and other business development expenses. For the year ended December 31, 2020, the Company recognized consulting expenses of $74 and travel and business development expenses of $140 for work directly performed by Boris Jordan, Executive Chairman. For the year ended December 31, 2020, the Company recognized consulting expense of $151 for real estate management and advisory services to Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board Member. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions. For the year ended December 31, 2019, the Company recognized travel and business development expenses of $34 as expense to Measure 8 Venture Partners. For the year ended December 31, 2019, the Company recognized consulting, travel and business development expenses related to the Company of $1,101 as payment to Sputnik Group LTD, a company controlled by Boris Jordan, Executive Chairman as of December 31, 2019. For the fiscal year 2020, the Sputnik Group LTD no longer meets the definition of a related party. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to these transactions.

(3) For the years ended December 31, 2020 and 2019, the Company recognized a rent expense credit of $238 and rent expense of $238, respectively, for a sublease between Curaleaf NY LLC and Measure 8 Venture Partners LP, an entity controlled by Boris Jordan, Executive Chairman of the Company. For the year ended December 31, 2020, the Company recognized rent expense of $30 for a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a member of the Company’s board of directors. Both arrangements represent on-going contractual commitments based on executed leases.

(4) As of December 31, 2019, the Company had a contingent consideration liability of $18,000 for the purchase of Curaleaf Massachusetts, Inc. payable upon the achievement of certain milestones. The liability was payable to Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The contingent consideration liability was converted to a note payable in October 2020 . See note 6 below regarding details on this new related party arrangement, along with above under Promissory Note – 2024.

(5) For the year ended December 31, 2019, the Company recognized interest expense of $237 to Boris Jordan, Executive Chairman, and MedTech International Group, LLC, a company controlled by Boris Jordan, for interest on the Senior Unsecured Notes due in December 2019. The Company satisfied its full obligations under the Senior Unsecured Notes in December 2019, thus no interest expense is recognized in 2020. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. There are no ongoing contractual commitments related to this transaction.

(6) For the year ended December 31, 2020, the Company had an outstanding notes payable balance of $9,700 and recognized a related interest expense of $1,047 on the Promissory Note – 2024, which is held with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest. The Company entered into the Promissory Note – 2024 in October 2020 to replace the previously recorded contingent consideration liability. Amounts recorded in connection with these expenses were recorded on a current cost basis at the time expenses were incurred. The liability contains certain repayment and interest components that represents on-going contractual commitments.

(7) Through its acquisition of Grassroots, the Company acquired an option to purchase Maryland Compassionate Care and Wellness, LLC (“MCCW”) from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland. The exercise price for the option is the cancellation of a secured promissory note issued by KDW to the Company in the principal amount of $32,000. MCCW is the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director and an officer of KDW.

The Company recognized $132,234 for the prepayment for these non-consolidated GR Companies.

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The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's executive management team and management directors. Key management personnel compensation and other related party expenses for the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31,
Key management personnel compensation	2020	2019
Short-term employee benefits	$3,023	$1,997
Other long-term benefits	46	27
Share-based payments	17,093	12,493
	$20,162	$14,517

RECENT ACQUISITIONS

The following acquisitions were completed during the year ended December 31, 2020.

Cura Partners, Inc., an Oregon corporation (“Cura” or “Select”)

On February 1, 2020, the Company completed the acquisition of Select through the Company’s subsidiary CLF Sapphire Holdings, Inc. The acquisition included Select's manufacturing, processing, distribution, and marketing operations, all adult-use and medical cannabis products marketed under the Select brand name, and all Select intellectual property (the “Cura Transaction”). The purpose of the Cura Transaction was to solidify the Company’s stance as one of the largest cannabis operators in the U.S. in terms of operational and wholesale footprint and position the Company for its next phase of growth.

Due to changes in market conditions, Curaleaf and Select mutually agreed on October 30, 2019 to reduce the base consideration payable upon closing of the Cura Transaction. Under the Amended and Restated Merger Agreement (the "Amended Merger Agreement"), the Company issued 55,000,000 SVS to the benefit of the former Select equity holders. The fair value of the shares issued upon closing was $251,911 and the fair value of the shares issued and held in escrow was $17,381. There was an additional 40,555,556 SVS payable to former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select-branded extract sales beginning at a target of $130,000 with maximum achievement at $250,000. In addition, Select equity holders will also be eligible to receive an earn-out of up to $200,000 from the issuance of additional SVS, contingent upon Curaleaf exceeding $300,000 in calendar year 2020 revenue for Select-branded extract sales. The total contingent consideration related to Cura had a fair value of $28,445. Consideration also included the rollover of former Select option-holders to Curaleaf options. The fair value of the rollover options was $26,072. There were 2 dissenting Select stockholders who elected to receive cash in lieu of merger consideration; they were paid $631 in April 2020. The Select earn-out criteria for the potential payout of an additional 40,555,556 SVS was not met as of the measurement date, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $28,445 during the year ended December 31, 2020. The Company incurred transaction costs of approximately $7,452.

Revenue and net loss from Cura included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $81,837 and $34,276, respectively.

Arrow Alternative Care, Inc. (“Arrow 1”), Arrow Alternative Care #2, Inc. (“Arrow 2”), Arrow Alternative Care #3, Inc. (“Arrow 3”), each a Delaware corporation (collectively, the “Arrow Companies” or “Arrow”)

In March 2020, the Company signed definitive agreements to acquire Arrow 1, Arrow 2, and Arrow 3 (respectively, “Transaction 1”, “Transaction 2”, and “Transaction 3”, and collectively the “Arrow Transactions”), which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, Connecticut. The aggregated consideration paid for the Arrow Companies was $37,681, consisting of $16,298 in cash and $21,383 in SVS. The closing of Transaction 1 and Transaction 3 occurred in April 2020. While management’s control of, and all economic interest in, Arrow 2 were transferred to the Company in April 2020, the closing of Transaction 2 occurred on August 3, 2020. The consideration for Arrow 1 was $10,412 and was paid in cash at closing. The consideration for Arrow 2 was $15,048 of which $9,333 was paid in SVS and the remainder in cash. Finally, the consideration for Arrow 3 was $12,227 which was paid by the issuance of 1,861,149 SVS. In August 2020, 27,334 “top up” shares were issued as additional consideration in connection with Transaction 3. The Company incurred transaction costs of approximately $227. The Company acquired Arrow due to its strategic locations in key metro areas in Connecticut.

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Revenue and net loss from Arrow included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $18,638 and $574, respectively.

Remedy Compassion Center, Inc. (“Remedy”)

Remedy owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In October 2016, the Company entered into a Management Services Agreement with Remedy (“Remedy MSA”) under which the Company provided services in the areas of cultivation, extraction, and other consulting. Under the Remedy MSA, Remedy maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business. The Company recognized management fee income for services rendered under the Remedy MSA.

Remedy operated as a Maine nonprofit corporation until February 2020, when changes in Maine regulations allowed for conversion to a for-profit corporation. In February 2020, Remedy converted to a for-profit corporation as approved by their independent Board of Directors. In connection with the conversion, the Remedy MSA was terminated and the Company entered into a Registered Dispensary Management Agreement (“Remedy Operating Agreement”). Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Remedy Operating Agreement, the Company has acquired operational control and substantially all of the economic benefit of Remedy's business (the “Remedy Acquisition”), which allows the Company to control Remedy in accordance with IFRS 10 definitions. The Company retains a right to acquire Remedy at such time as the residency requirement for ownership is lifted. Total consideration paid for the Remedy Acquisition was $2,369. The Company incurred transaction costs of approximately $28.

Revenue and net loss from Remedy included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $3,164 and $204, respectively.

GR Companies, Inc., a Delaware company ("Grassroots")

In July 2019, the Company entered into an Agreement and Plan of Merger to acquire Grassroots (the “Grassroots Acquisition”). In June 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Acquisition. The Company acquired Grassroots to continue its path forward in playing a leading role in the growth of the U.S. cannabis market.

Closing of the Grassroots Transaction occurred in July 2020. At closing, the Company issued (i) 103,455,816 SVS to the benefit of the former holders of common stock of Grassroots which had a fair value of approximately $564,541, and (ii) 12,851,005 SVS to be held in escrow in accordance with the terms of the Amended Grassroots Merger Agreement which had a fair value of approximately $71,389. In addition, the Company paid an amount of $51,187 in connection with the closing of the Grassroots Transaction, which included reimbursements of permitted capital expenditures and acquisitions that occurred between signing and closing, transaction related expenses, and replenishment of working capital. In addition, the parties resolved that certain Grassroots related assets in Illinois and Ohio, and a dispensary in Maryland, are designated for sale to comply with local limitations on license ownership. Due to the limitations on license ownership, the Company recognized $132,234 for prepayment of acquisition consideration. Curaleaf also agreed to issue 2,119,864 SVS to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to closing adjustments and the parties are still in the process of finalizing the computation of those post-closing adjustments, which is expected to finalize by the third quarter of 2021. The Company incurred transaction costs of approximately $7,623.

Revenue and net loss from Grassroots included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $125,177 and $7,744, respectively.

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Virginia’s Kitchen, LLC, a Colorado company d/b/a Blue Kudu (“Blue Kudu”)

In February 2020, the Company signed a definitive agreement to acquire 100% of Blue Kudu, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The transaction closed in July 2020. The consideration consisted of 322,580 SVS at a fair value of $2,109, $1,384 payable in cash at closing of the transaction, and a 5% note of up to $500 due ten and one half months from closing. The Company incurred transaction costs of approximately $100. The Company acquired Blue Kudu as a strategic move to support the Company’s planned expansion of its Select brand throughout the state of Colorado.

Revenue and net income from Blue Kudu included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $2,719 and $155, respectively.

Curaleaf NJ, Inc. (“CLNJ”)

In February 2011, the Company entered into a Management Services Agreement (“NJ MSA”) with CLNJ (formerly Compassionate Sciences ATC Inc.). As required under state law, CLNJ was formed as a New Jersey nonprofit corporation without shareholders acting through its governing body, the Board of Trustees (“NJ Board”). CLNJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”). The NJ Note allowed the Company to acquire CLNJ when the regulations in New Jersey changed to allow nonprofit corporations to convert to for-profit corporations.

In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act (the “Act”) known as the Jake Honig Compassionate Use Medical Cannabis Act (“Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, CLNJ received approval from the state of New Jersey for the transfer of the ATC Permit to Curaleaf NJ II, Inc., a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, CLNJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. The transaction closed in July 2020. As a result of the closing of the sale and transfer of the assets, the $83,233 balance of the NJ Note was applied to the purchase price. The Company incurred transaction costs of approximately $54. The Company acquired CLNJ due to its presence in the state of New Jersey and its growing market.

Revenue and net income from CLNJ included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $37,510 and $15,757, respectively.

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy) (“MEOT”)

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020, and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi had an ownership interest. The Company acquired Verdure in July 2020 for $8,000 cash and a cash earn-out of $2,000 based on MEOT’s achievement of certain earnings targets. The fair value of the earn-out was $44. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT at such time as the residency requirement for ownership is lifted. The Company incurred transaction costs of approximately $32. The Company acquired operational control and substantially all of the economic benefit of MEOT due to its presence in the state of Maine and its growing market.

Revenue and net income from MEOT included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $2,728 and $574, respectively.

PalliaTech Florida LLC

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PalliaTech Florida LLC from certain minority equity holders for consideration of 2,375,000 SVS. In connection with the foregoing, the Company also agreed to the repayment of certain secured promissory notes in the amount of $1,750. Another 11.4% equity interest in PalliaTech Florida LLC was acquired by the Company on January 10, 2020 from certain other minority equity holders for consideration of $2,500 paid in cash and 1,772,062 SVS. Upon completion, PalliaTech Florida LLC became an indirect wholly-owned subsidiary of the Company. On December 31, 2020, PalliaTech Florida LLC transferred all of the securities that it held in Curaleaf Florida, LLC to Palliatech Florida, Inc., so that PalliaTech Florida, Inc. became the sole member of Curaleaf Florida, LLC. Following that transfer of securities, having no other assets, PalliaTech Florida, LLC was voluntarily dissolved on December 31, 2020. Transaction costs for the remaining acquisition items that occurred in 2020 were immaterial.

Net loss from PalliaTech Florida LLC included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $4,468.

Alternative Therapies Group, Inc, a Massachusetts corporation

In August 2018, the Company entered into an agreement to acquire ATG, which includes a 53,600 square foot cultivation and processing facility in Amesbury, Massachusetts and intended to enter into supply agreements with ATG’s three dispensaries in Massachusetts. The total consideration paid by the Company to acquire ATG was $50,000, $42,500 of which was prepaid in cash in December 2018 in order to solidify the Company’s intent to complete the purchase of ATG and the remaining $7,500 was paid at the closing of the transaction in November 2020. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem have been spun off and continue to operate under the ATG brand. The dispensaries were sold for a total of $7,500. The Company incurred transaction costs of approximately $204. The Company purchased ATG to increase its cultivation capacity in Massachusetts.

Revenue and net income from ATG included in the consolidated statement of profits and losses for the year ended December 31, 2020 was $3,976 and $3,259, respectively.

PROPOSED TRANSACTIONS

The following acquisition was signed, but was not completed prior to December 31, 2020. The results of the following entity are not included in the consolidated results of the Company for the year ended December 31, 2020:

Ohio Grown Therapies, LLC, an Ohio limited liability company

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20,000. The Company paid $5,000 cash in May 2019 and $7,500 in cash in July 2020 recorded as a non-current asset on the consolidated statements of financial position. The remaining consideration will be paid upon completion of milestones, culminating with regulatory approval of the transfer of the final licenses and OGT facility to Curaleaf. The closing of this transaction is currently pending regulatory approval.

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales (“EMMAC”)

In March 2021, the Company signed a definitive agreement to acquire EMMAC, an independent cannabis company with operations spanning, amongst others, the United Kingdom, Germany, Italy, Spain and Portugal, for a total base consideration of approximately $286,000, consisting of approximately $50,000 in cash at closing, approximately 16,797,963 SVS and up to an additional $57,000 subject to performance based earn-outs. The closing of this transaction is currently pending completion of certain closing conditions, including regulatory approval and is expected to close early in the second quarter of 2021.

Post-transaction, the former shareholders of EMMAC will have approximately 3% pro forma ownership of the Company on a fully-diluted basis, before factoring in the performance-based earn-outs. The share consideration to be paid through the issuance of SVS will be subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at then end of each calendar quarter following the closing. The transaction has been unanimously approved by the boards of directors of both EMMAC and the Company, with Mr. Boris Jordan abstaining from the voting.

The proposed transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 –Protection of Minority Security Holders in Special Transactions (“MI 61 -101”) as a result of Measure 8 Ventures, LP an investment fund managed by Mr . Boris Jordan, the Executive Chairman of the board of directors and control person of the Company, having an interest in the proposed transaction by way of a profit interest and a convertible debt instrument which will convert into shares of EMMAC representing 8% of EMMAC equity at closing of the proposed transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company intends to rely upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the proposed transaction and that the proposed transaction receive the approval of the minority shareholders of the Company.

The terms of the proposed transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the board of directors of the Company free from any conflict of interest with respect to the proposed transaction (the “Special Committee”), all of which are independent members of the board of directors within the meaning of National Instrument 52- 110 – Audit Committees. The Special Committee has received a fairness opinion from Eight Capital (“Eight Capital”) to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by the Company as part of the proposed transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion is not contingent on the successful implementation of the proposed transaction.

CHANGES IN OR ADOPTION OF ACCOUNTING PRACTICES

The following IFRS standards have been recently issued by the IASB. The Company is assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Amendment to IFRS 3: Definition of a Business

In October 2018, the IASB issued the IFRS 3 Amendment. The IFRS 3 Amendment clarifies the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The IFRS 3 Amendment provides an assessment framework to determine when a series of integrated activities is not a business. The IFRS 3 Amendment is effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, however early application is permitted. The Company had elected early application of the IFRS 3 Amendment effective January 1, 2019 and elected whether to apply, or not apply, the test to each transaction separately. The Company applies the IFRS 3 Amendment based on whether a single asset is a significant percentage of the total assets acquired.

IAS 1 – Presentation of Financial Statements & IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued “Definition of Material”, an amendment to IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and to align the definition used in the Conceptual Framework and the standards themselves. as the amendment clarifies that “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” This amendment became effective for the annual period beginning January 1, 2020.

The following is a brief summary of the new standards issued but not yet effective:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued Classification of Liabilities as Current or Non-Current (“Amendments to IAS 1”). The Amendments to IAS 1 aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The Amendments to IAS 1 include clarifying the classification requirements for debt a company might settle by converting it into equity. The Amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

In May 2020, the IASB issued Onerous Contracts – Cost of Fulfilling a Contract amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s annual audited consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the audited consolidated financial statements are described below.

Biological Assets

Biological assets are dependent upon estimates of future economic benefits as a result of past events to determine the fair value through an exercise of significant judgment by the Company. In estimating the fair value of an asset or a liability, the Company uses market observable data to the extent it is available. The Company uses the average selling price per gram in the market in which the biological assets are produced to determine fair value. The Company reevaluates market prices on a quarterly basis in order to ensure biological assets are measured at the most relevant fair value.

Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

One of the most significant estimates relates to the determination of the fair value of assets and liabilities of the acquiree. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in the consolidated statements of profits andr losses immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in the consolidated statements of profits and losses. Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 – Financial Instruments with the corresponding gain or loss being recognized in the consolidated statement of profits and losses. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods, not to exceed one year from the acquisition date.

The Company utilizes the guidance prescribed by the IFRS 3 Amendment. The IFRS 3 Amendment changes the definition of a business and allows entities to use a concentration test to determine if transactions should be accounted for as a business combination or an asset acquisition. Under the optional concentration test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the assets acquired would not represent a business and the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 85% or above, the transaction is generally accounted for as an asset acquisition.

Compound financial instruments

The identification of components in compound financial instruments is based on interpretations of the substance of the contractual arrangement and requires judgment from management. The separation of the components affects the initial recognition at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Share-based Payment Arrangements

The Company uses the Black-Scholes valuation model to determine the fair value of options granted to employees and directors under share-based payment arrangements, where appropriate. In instances where stock options have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that affect the value of the option. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of the Company’s future share price, risk free rates, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

Goodwill Impairment

Goodwill is allocated to the cash generating unit (“CGU” or “CGUs”) which are expected to benefit from the synergies of the combination. In determining its CGUs, the Company has completed an internal analysis to identify the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Given the nature of the Company’s business, management generally identifies CGUs based on both regions and acquired business entities.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired in accordance with IAS 36. Impairment is determined by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. The Company performs the analysis on a CGU level using a discounted cash flow method. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess of impairment amount is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the consolidated statement of profits and losses in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Assets held for sale

The accounting policy for assets held for sale applied in these audited consolidated financial statements is new in comparison to the audited consolidated financial statements of the Company as of and for the year ended December 31, 2019. The Company classifies assets held for sale in accordance with IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”. When the Company makes the decision to sell an asset or to stop some part of its business, the Company assesses if such assets should be classified as an asset held for sale. To classify as an asset held for sale, the asset or disposal group must meet all of the following conditions: i) the asset is available for immediate sale in its present condition, ii) management is committed to a plan to sell, iii) an active program to locate a buyer and complete the plan has been initiated, iv) the asset is being actively marketed for sale at a sales price that is reasonable in relation to its fair value, v) the sale is highly probable within one year from the date of classification, and vi) actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn. Assets held for sale are measured at the lower of its carrying amount or fair value less cost to sell (“FVLCTS”) unless the asset held for sale meets the exceptions as denoted by IFRS 5. FVLCTS is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. Once classified as held for sale, any depreciation and amortization cease to be recorded (see Note 7 of the Company's audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019).

COVID-19 estimation uncertainty

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China. On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization. On March 13, 2020, the spread of COVID-19 was declared a national emergency in the United States by former President Donald Trump. The outbreak has spread throughout the globe, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures, and travel restrictions.

The duration of the business disruptions and related financial impact cannot reasonably be estimated at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets, intangibles assets, and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business. See the heading "Risk Factors – General Business Risks – COVID-19 Pandemic" below for more information.

SUMMARY OF OUTSTANDING SHARE DATA

The Company had the following securities issued and outstanding as of March 11, 2021:

Number of
Securities	Shares
Issue and Outstanding
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	590,336,009
Restricted Share Units	2,497,255
Stock Options	23,821,985

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, notes receivable, accounts payable, accrued expenses, long-term debt, and redeemable non-controlling contingency. The fair values of cash, restricted cash, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The Company’s long-term notes payable carrying value at the effective interest rate approximate fair value. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually as at December 31, for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. The amounts reported in the consolidated statements of financial position are net of allowances for bad debts, estimated by the Company’s management based on prior experience and its assessment of the current economic environment. The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for doubtful accounts when management determines that the account may not be fully collectible. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. The Company has not adopted standardized credit policies, but rather assesses credit on a customer-by-customer basis in an effort to minimize those risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its cash flows necessary to fund operations and development and its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

The Company continues to have robust access to equity and debt financing from public and private markets in Canada. If such financing were no longer available in the public markets in Canada due to changes in applicable law, then the Company expects that it would have to raise financing privately.

The Company is monitoring the impacts of COVID-19 closely, and although liquidity has not been materially affected by the COVID-19 outbreak to date, the ultimate severity of the outbreak and its impact on the economic environment is uncertain. Given the current uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the negative impact on liquidity.

Market Risk

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of December 31, 2020 and 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial debts have fixed rates of interest and are caried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value, therefore, a change in interest rates at the reporting date would not affect the consolidated statements of profits and losses.

REGULATORY ENVIRONMENT: ISSUERS WITH UNITED STATES CANNABIS-RELATED ASSETS

In accordance with Staff Notice 51-352, below is a discussion of the current federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s license, business activities or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the "Curaleaf" brand and retail and cultivation and production operations, human resources, finance and accounting, marketing, sales, legal and compliance support services) in both the adult-use and medical cannabis industry in the States of Maine and Massachusetts.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Marijuana Related Activities

As of the date of this MD&A, all of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is 100%.

Readers are cautioned that the foregoing financial information, though extracted from the Company’s financial systems that supports its annual consolidated financial statements, has not been audited in its presentation format and accordingly is not in compliance with IFRS based on consolidation principles.

U.S. Federal Overview

The United States federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the "CSA"), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the federal Food and Drug Administration ("FDA") on June 25, 2018 approved Epidiolex (CBD) oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. In this case, the substance is CBD, a chemical component of cannabis that does not contain the intoxication properties of tetrahydrocannabinol ("THC"), the primary psychoactive component of cannabis. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered2.

1 21 U.S.C. 812(b)(1).

2 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

3See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, federal law shall apply.

Nonetheless, 39 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 15 states and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA. Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the "Cole Memorandum") 3.

The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing the violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing the drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

The Cole Memorandum was seen by many state-legal cannabis companies as a form of safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the "Sessions Memorandum"). Rather than establish national enforcement priorities particular to cannabis-related crimes in jurisdictions where certain cannabis activity was legal under state law, the Sessions Memorandum instructs that "in deciding which cannabis activities to prosecute... with the DOJ's finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

In the absence of a uniform federal policy, as had been established by the Cole Memorandum, numerous United States Attorneys with state-legal cannabis programs within their jurisdictions have announced enforcement priorities for their respective offices. For instance, Andrew Lelling, United States Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office's cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other United States attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those United State Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Former United States Attorney General Sessions resigned on November 7, 2018 and was replaced by William Barr on February 14, 2019. On December 14, 2020, former President Trump announced that Mr. Barr would be resigning from his post as Attorney General, effective December 23, 2020. President Joseph Biden has nominated Merrick Garland to succeed Mr. Barr as the U.S. Attorney General. It is unclear what specific impact the new Biden administration will have on U.S. federal government enforcement policy. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

The Company believes it is too soon to determine if any prosecutorial policy at the federal level will be forthcoming in the absence of the Cole Memorandum, or if President Biden's nominee will reinstitute the Cole Memorandum or a similar guidance document for United States attorneys. The sheer size of the cannabis industry, in addition to various level of legalization at the State and local governments, suggests that a largescale enforcement operation would possibly create unwanted political backlash for the DOJ and the new administration. Moreover, State and local tax revenues generated by the cannabis business is an increasingly important source of funding for State and local government programs.

As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures to ensure compliance with the guidance provided by the Cole Memorandum:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;

4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and

7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See the "Risk Factors" section of the Prospectus.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called "rider" provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the "Rohrabacher-Blumenauer" or "Joyce-Leahy" Amendment, but it is referred to in this MD&A as "Rohrabacher-Farr Amendment"). Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ended September 30, 2021.

There is a growing consensus among cannabis businesses and numerous members of Congress that guidance is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. For example, for fiscal year 2019, the strategy amongst the bipartisan Congressional Marijuana Working Group in Congress, was to introduce numerous cannabis-related appropriations amendments in the Appropriations Committee in both the House and Senate, similar to the strategy employed in fiscal year 2018. The amendments included protections for cannabis-related businesses in states with medical and adult-use cannabis laws, as well as protections for financial institutions that provide banking services to state-legal cannabis businesses. The Company also has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. These include the CARERS Act, REFER Act and others. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco. Given current political trends, however, the Company considers these developments unlikely in the near-term.

For the time being, cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission nor the continued passage of the Rohrabacher-Farr Amendment has altered that fact. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the United States federal government begins to enforce United States federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of cannabis as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve's money transfer system to take any proceeds from cannabis sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the United States Currency and Foreign Transactions Reporting Act of 1970 (the "Bank Secrecy Act"). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the "SAFE Banking Act"), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the "HEROES Act"), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. While Congress may consider legislation in the future that may address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use cannabis, in 2014, the Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN") issued guidance to prosecutors of money laundering and other financial crimes (the "FinCEN Guidance") and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve cannabis-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping cannabis away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;

4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);

5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming "cash-only" businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks' willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with cannabis businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the cannabis industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance. 4 The newly nominated Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, would decriminalize and deschedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the "War on Drugs," and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019 the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session. There can be no assurance that it will be passed in its current form or at all.

An additional challenge to cannabis-related businesses is that the provisions of the Internal Revenue Code Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from under payment of taxes due to the lack of deductibility of otherwise ordinary business expenses the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry may be less profitable than they would otherwise be.

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the "2018 Farm Bill") into law. 5 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received generally recognized as safe ("GRAS") notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by FDA. The FDA's current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement.

4Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin--Treasury-is-reviewing-cannabis-policies/.

5 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult use cannabis ballot initiatives passed. Similarly, adult use passed in Montana, medical use passed in Mississippi, and both adult use and medical use passed in South Dakota. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current laws regarding cannabis at the federal law level in the United States, traditional bank financing is typically not available to United States cannabis companies. Specifically, the federal illegality of marijuana in the United States means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the United states must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Restricted Access to Banking

As discussed above, the FinCEN Memorandum remains effective to this day, in spite of the fact that the 2014 Cole Memorandum was rescinded and replaced by the Sessions Memorandum. The FinCen Memorandum does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators, though. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

On September 26, 2019, the U.S. House of Representatives passed the Secure and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act is currently being reviewed by the U.S. Senate Banking Committee. While the Senate is contemplating the SAFE Banking Act, the passage of which would permit commercial banks to offer services to cannabis companies that are in compliance with state law, if Congress fails to pass the SAFE Banking Act, the Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the United States, or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors” section of this MD&A.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the United States, (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors” section of this MD&A. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with DTC for its SVS quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the United States would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in its respective state, and (b) is in good standing and in compliance with its respective state’s cannabis regulatory program. The Company is in compliance with its obligations under state law related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state we operate through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris and Vice President, Keisha Brice and local compliance officers in our subsidiaries. Compliance officers in each operating subsidiary are charged with knowing the local regulatory process and monitoring developments and ongoing developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO and VP of Compliance through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO and VP of Compliance work with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.

The government relations department, consisting of Senior Vice President, Ed Conklin, Vice President, Matt Harrell, and Vice President, Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultant’s, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the United States, strict compliance with State and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in certain States, which industry is illegal under United States federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under United States federal law. The enforcement of relevant federal laws is a significant risk.

United States Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the United States Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission. Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of the Rohrabacher-Farr Amendment, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to the United States Congress restoring such funding. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of Sessions Memorandum, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Farr Amendment language (referred to in 2018 as the Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice. The Rohrabacher-Farr Amendment again was included in the Consolidated Appropriations Act of 2019, which was signed by former President Trump on February 14, 2019 and funds the departments of the federal government through the fiscal year ending September 30, 2019 and was similarly renewed again on November 21, 2019.  The fiscal year 2021 omnibus spending bill was ultimately passed on December 20, 2019, making the Rohrbacher-Farr Amendment effective through September 30, 2020, and on October 1, 2020 the amendment was renewed through the signing of a stopgap spending billing, effective through December 11, 2020. Most recently, the Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act of 2021, which was signed by former President Trump on December 27, 2020 and funds the departments of the federal government through the fiscal year ended September 30, 2021. Notably, such amendments have always applied only to medical cannabis programs and have no effect on pursuit of recreational cannabis activities.

In addition to the above disclosure, please see “Risk Factors” for further risk factors associated with the operations of the Company and the Company.

RISK FACTORS

The following are certain factors relating to the business of the Company. These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should evaluate carefully the following risk factors associated with the Company’s securities, along with the risk factors described elsewhere in this MD&A.

Business Structure Risks

Status as a Holding Company

The Company is a holding company as substantially all of its assets consist of shares in the capital stock of its subsidiaries in each of the markets the Company operates in and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in Arizona, California, Connecticut, Florida, Maine, Maryland, Massachusetts, Nevada, New Jersey, New York, Ohio, Utah, Oregon and (awarded in February 2020) Pennsylvania; and the Company has no material assets other than: (i) cash on hand; and (ii) ownership of its subsidiaries, stakes in joint ventures and minority interests in certain operating companies. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. To the extent that the Company requires funds, and its subsidiaries and such other entities are restricted from making such distributions by applicable law, regulation or contract, or are otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition, as well as its ability to make distributions to its shareholders. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

No Dividend Record

The Company has no dividend record, and the ability of its subsidiaries to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The Company does not anticipate paying any dividends on the SVS in the foreseeable future. Please see “Risk Factors – Anti-Money Laundering Laws and Regulations”.

Concentrated Voting Control

The concentrated control through the Multiple Voting Shares could delay, defer, or prevent a change of control of the Company, an arrangement involving the Company or a sale of all of substantially all of the Company’s assets that the Company’s other shareholders support. Conversely, this concentrated control could allow the holders of the Multiple Voting Shares to consummate such a transaction that the Company’s other shareholders do not support. In addition, the holders of Multiple Voting Shares may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the Company’s business.

Sales of substantial amounts of SVS may have an adverse effect on their market price

Sales of a substantial number of SVS in the public market could occur at any time either by existing holders of SVS or by holders of the Multiple Voting Shares that are convertible into SVS. These sales, or the market perception that the holders of a large number of SVS or Multiple Voting Shares intend to sell SVS, could reduce the market price of the SVS. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities

The market price for the SVS has been and is likely to continue to be volatile

The market price for the SVS may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions; (x) significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the SVS may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the SVS may be materially adversely affected.

An investor may face liquidity risks with an investment in the SVS

The SVS currently trade on the CSE and are quoted on the OTCQX tier of the OTC Markets in the U.S. The Company cannot predict at what prices the SVS will continue to trade, and there is no assurance that an active trading market will be sustained. The SVS do not currently trade on any U.S. national securities exchange. In the event SVS begin trading on any U.S. national securities exchange, the Company cannot predict at what prices the SVS will trade and there is no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the SVS.

Trading in securities quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with the Company’s operations or business prospects. This volatility could depress the market price of SVS for reasons unrelated to operating performance. Moreover, the OTC Markets is not a U. S. national securities exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a U.S. national securities exchange like the Nasdaq or the NYSE. These factors may result in investors having difficulty reselling SVS on the OTC Markets.

Risks Related to Legality of Cannabis

Cannabis is a Controlled Substance under the United States Federal Controlled Substances Act

The Company is engaged directly and indirectly in the medical and adult-use cannabis industry in the U.S. where only state law permits such activities. Investors are cautioned that in the U.S., cannabis is largely regulated at the state level. To the Company’s knowledge, some form of cannabis has been legalized in 39 states and Washington, D.C., Puerto Rico and Guam as of March 2021. Additional states have pending legislation regarding the same. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the Controlled Substance Act and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. Refer to the discussion above under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., the listing of its securities on the CSE, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

Enforcement of Cannabis Laws Could Change

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the U.S., several states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain enforcement priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice did not provide specific guidelines for what regulatory and enforcement systems it deemed sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit. However, he disagreed that it had been implemented effectively and, on January 4, 2018, Mr. Sessions issued a new memorandum that rescinded and superseded the Cole Memorandum effective immediately (the “Sessions Memorandum”). The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by U.S. Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities. U.S. Attorney General Jeff Sessions resigned on November 7, 2018. William Barr was appointed as the U.S. Attorney General on February 14, 2019. In an April 10, 2019 Senate Appropriations Subcommittee meeting to discuss the Justice Department's budget 2020, in response to a question about his position on the proposed Strengthening the Tenth Amendment Through Entrusting States (STATES) Act, Attorney General Barr stated: “Personally, I would still favor one uniform federal rule against marijuana,” “But if there is not sufficient consensus to obtain that then I think the way to go is to permit a more federal approach so states can, you know, make their own decisions within the framework of the federal law. So we’re not just ignoring the enforcement of federal law.” The STATES Act, if it were to pass, would allow states to determine their own approaches to marijuana. Attorney General Barr said the legislation is still being reviewed by his office but that he would "much rather... the approach taken by the STATES Act than where we currently are.” It is unclear what impact this development will have on U.S. federal government enforcement policy. The inconsistency between federal and state laws and regulations is a major risk factor. The newly nominated Attorney General, Merrick Garland, has views that are unclear on this topic. Refer to the discussion above under the heading “Regulatory Environment: Issuers with United States Cannabis-Related Assets”.

As a result of the Sessions Memorandum, federal prosecutors may use their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws permitting such activity. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. Under the Rohrabacher-Farr Amendment, federal prosecutors are prohibited from expending federal funds against medical cannabis activities that are in compliance with state law. Dozens of U.S. Attorneys across the country have affirmed that their view of federal enforcement priorities has not changed. In Washington, Annette Hayes, U.S. Attorney for the Western District of Washington, released a statement affirming that her office will continue to investigate and prosecute “cases involving organized crime, violent and gun threats, and financial crimes related to marijuana” and that “enforcement efforts with our federal, state, local and tribal partners focus on those who pose the greatest safety risk to the people and communities we serve.” However, in California, at least one U.S. Attorney has made comments indicating a desire to enforce the Controlled Substances Act: Adam Braverman, Interim U.S. Attorney for the Southern District of California, has been viewed as a potential “enforcement hawk” after stating that the rescission of the 2013 Cole Memo “returns trust and local control to federal prosecutors” to enforce the Controlled Substances Act. Additionally, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”. There can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have an adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation and prospects, even if such proceedings were concluded successfully in favor of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of its corporate assets.

Renewal of Rohrabacher-Farr Amendment Would Protect the Medical Cannabis Industry

The Rohrabacher-Farr Amendment, as discussed above, prohibits the Department of Justice from spending funds appropriated by Congress to enforce the tenets of the Controlled Substances Act against the medical cannabis industry in states which have legalized such activity. This amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. The Rohrabacher-Farr Amendment will remain in effect until September 30, 2021. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution, and its inclusion or non-inclusion, as applicable, is subject to political changes. Should the Rohrabacher-Farr Amendment not be renewed upon expiration in subsequent spending bills, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with state law. Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favor of the Company.

Market for Cannabis Could Decline due to Regulatory Changes

There can be no assurance that the number of states that allow the use of medicinal cannabis will increase. Furthermore, there can be no assurance that the existing states, districts and territories that permit the use of medicinal cannabis will not reverse their position. If either of these things happens at any future time, then growth of the Company’s business may be materially impacted. The Company may not be able to achieve targeted revenue levels and may experience declining revenue as the potential market for its products and services diminishes.

Financing Risks

Risks Related to Additional Financing

The Company will require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Restricted Access to Banking

In February 2014, the FinCEN bureau of the U.S. Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. This guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the U.S. do not appear to be comfortable providing banking services to cannabis-related businesses, or relying on this guidance, which can be amended or revoked at any time by the Trump administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Company may have limited or no access to banking or other financial services in the U.S. The inability or limitation in the Company’s ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

General Regulatory and Legal Risks

Risk of Civil Asset Forfeiture

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or were purchased using the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Anti-Money Laundering Laws and Regulations

The Company is subject to a variety of laws and regulations domestically and in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), Sections 1956 and 1957 of U.S.C. Title 18 (the Money Laundering Control Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada.

In the event that any of the Company’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while there are no current intentions to declare or pay dividends on the SVS in the foreseeable future, in the event that a determination was made that the Company’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Lack of Access to U.S. Bankruptcy Protections

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Company’s U.S. operations, which would have a material adverse effect on the Company, its lenders and other stakeholders.

Loss of Foreign Private Issuer Status

The Company is a Foreign Private Issuer as defined in Rule 405 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and Rule 3b-4 under the United States Exchange Act of 1934, as amended (the “U.S. Exchange Act”). If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of a Foreign Private Issuer, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s Foreign Private Issuer status may likely result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term “Foreign Private Issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50 percent of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and

(b)	any one of the following:

(i)	the majority of the executive officers or directors are United States citizens or residents, or

(ii)	more than 50 percent of the assets of the issuer are located in the United States, or

(iii)	the business of the issuer is administered principally in the United States.

A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the United States Securities and Exchange Commission (the “SEC”) issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Multiple Voting Share is counted as one voting security and each issued and outstanding SVS is counted as one voting security for the purposes of determining the 50 percent U.S. resident threshold and the Company is a “Foreign Private Issuer.” Should the SEC’s guidance and interpretation change, it is likely the Company will lose its Foreign Private Issuer status.

The Company's Status as an "Emerging Growth Company" under United States securities laws

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1.07 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1 billion in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b–2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700 million or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the SVS less attractive because the Company relies upon certain of these exemptions. If some investors find the SVS less attractive as a result, there may be a less active trading market for the SVS and the price per SVS may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Risk of Legal, Regulatory or Political Change

The success of the business strategy of the Company depends on the legality of the marijuana industry. The political environment surrounding the marijuana industry in general can be volatile and the regulatory framework remains in flux. To the Company’s knowledge, some form of cannabis has been legalized in 39 states and Washington, D.C., Puerto Rico and Guam as of March 2021; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting the Company’s business, results of operations, financial condition or prospects.

Delays in enactment of new state or federal regulations could restrict the ability of the Company to reach strategic growth targets. The growth strategy of the Company is contingent upon certain federal and state regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of the Company, and thus, the effect on the return of investor capital, could be detrimental. The Company is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect the Company’s continued operations. Federal actions against individuals or entities engaged in the marijuana industry or a repeal of applicable marijuana legislation could adversely affect the Company and its business, results of operations, financial condition and prospects.

The Company is also aware that multiple states are considering special taxes or fees on businesses in the marijuana industry. It is a potential yet unknown risk at this time that other states are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

The commercial medical and adult-use marijuana industry is in its infancy and the Company anticipates that such regulations will be subject to change as the jurisdictions in which the Company does business matures. The Company has in place a robust compliance program headed by its Chief Compliance Officer who oversees, maintains, and implements the compliance program and personnel. Compliance officers in each operating subsidiary as well as regional Compliance Directors are charged with knowing the local regulatory process and monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments and enforcement actions taken by regulators. In addition to the Company’s robust legal and compliance departments, the Company also has local legal/regulatory counsel engaged or available in every jurisdiction in which it operates. The Company’s compliance program emphasizes is designed to provide meaningful advice, oversight and challenge for the Company’s operations that includes regular site visits to ensure compliance with Company policies and procedures as well as applicable regulatory requirements, including but not limited to marketing materials review to ensure compliance with State and local regulations, and security and inventory control to ensure strict monitoring of cannabis and inventory from delivery by a licensed distributor to sale or disposal. The Company has implemented a corporate compliance training program for all employees. Additionally, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for monitoring inventory at all stages of development and distribution. The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program, standard operating procedures, and any changes to regulation in the marijuana industry.

Overall, the medical and adult-use marijuana industry is subject to significant regulatory change at both the state and federal level. The inability of the Company to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

General Regulatory and Licensing Risks

The Company’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Company’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of the Company may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Several of the Company’s licenses are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations.

While the Company’s compliance controls have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition, results of operations or prospects.

Limitations on Ownership of Licenses

In certain states, the cannabis laws and regulation limit, not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three license holders in any category -cultivation, processing or dispensing. In Maryland, the Department of Health has taken the position that the law prevents having a material ownership interest in more than one cultivation or processing license holder and more than four dispensing license holders.  In New Jersey, there are restrictions on overlapping ownership of license holders. In Florida, there are also limitations on owning more than one of the vertically integrated medical cannabis licenses offered in that state. The Company believes that, where such restrictions apply, it may still capture significant share of revenue in the market through wholesale sales, exclusive marketing relations, provision of management or support services, franchising and similar arrangement with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain states or enforcement by regulators in certain States against such services arrangements may limit the Company's ability to grow organically or to increase its market share in such states.”.

Regulatory Action and Approvals from the Food and Drug Administration

The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

Cannabidiol, a compound referred to as CBD, is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®).  Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA.   The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although FDA has generally refrained from taking enforcement action against those products.  CBD-containing products may also be subject to the jurisdiction of state and local health authorities.

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.

On December 20, 2018, the Agricultural Improvement Act, H.R. 25 (“2018 Farm Bill”), which included the language of the Hemp Farming Act of 2018, removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3 percent (dry weight basis) from Schedule I of the Controlled Substances Act.  This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture.

The Company sells and distributes certain products containing CBD.  The Company’s compliance program also includes coverage of the CBD-related business with a focus on reviewing proposed marketing materials related to these products. There is a risk that the FDA or state or local Departments of Health will seek to stop the Company from selling its CBD products or seek to have the claims made for those products revised.

Litigation

The Company may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the SVS. Even if the Company is involved in litigation and is successful, such litigation could redirect significant company resources.

Among other legal disputes, the Company is currently involved in the following proceedings:

Connecticut Arbitration.  Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders (the “Holders”) of a majority of the Series A-2 Units of Doubling Road Holdings had the right to require that PalliaTech CT, LLC or any Affiliate purchase all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc.), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.”  On October 25, 2018, the Holders, the Company, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right.  The Stipulation of Settlement provided, among other things, that PalliaTech CT purchased the Holders’ interests in exchange for (1) a payment of $40,142; (2) 4,755,548 SVS of Curaleaf Holdings, Inc.; and (3) the potential for additional equity in Curaleaf Holdings, Inc. depending on the results of a “Settlement Second Appraisal.”  Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional SVS.  On January 23, 2020, the Holders filed claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. On February 28, 2020, Curaleaf Holdings, Inc. filed a response to the Statement of Claim. A schedule for the arbitration has not yet been established.

Florida Arbitration / Litigation.  On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC initiated an arbitration against PalliaTech Florida LLC.  On March 19, 2019, Weisz and SRC derivatively on behalf of PalliaTech Florida LLC filed a complaint against Defendants Curaleaf Florida LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida LLC and asserts various causes of action against Defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers.  On January 10, 2020, Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PalliaTech Florida LLC for consideration of 1,772,062 SVS and $2,500 in cash.  During February 2020, SRC, PalliaTech Florida LLC, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that the Company would acquire SRC’s interest in PT Florida for no cash and 2,375,000 SVS. In connection with this transaction, the Company agreed to pay SRC $1,750 cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes was completed in August 2020.

Securities Class Action.  On August 5, 2019, a purported class action was filed against the Company, Joseph Lusardi, Neil Davidson, and Jonathan Faucher (“Defendants”) in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019.  On January 6, 2020, an Amended Class Action Complaint was filed against Defendants. The Amended Class Action Complaint alleges that Defendants made materially false and/or misleading statements regarding the Company’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration (“FDA Letter”). According to the Amended Class Action Complaint, the FDA Letter states that several of the CBD products sold on the Company’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act.  The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Securities Exchange Act of 1934.  On March 6, 2020, Defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

The Company is subject to increased costs as a result of being a public company in Canada and the United States

As a public company in Canada and the United States, the Company is subject to the reporting requirements, rules and regulations under the applicable Canadian and American securities laws and rules of stock exchanges on which the Company’s securities may be listed. There are increased costs associated with legal, accounting and other expenses related to such regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Newly established legal regime

The Company's business activities will rely on newly established and/or developing laws and regulations in the states in which it operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect the Company's profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, Securities and Exchange Commission, the DOJ, the Financial Industry Regulatory Advisory or other federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or nonmedical purposes in the United States. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital.

Enforcement against directors and officers outside of Canada

The Company’s directors and officers reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Company shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Company shareholders to effect service of process within Canada upon such persons. Courts in the United States may refuse to hear a claim based on a violation of Canadian securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a United States court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process.

Environmental Risks

Environmental Regulation

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Unknown Environmental Risks

There can be no assurance that the Company will not encounter hazardous conditions at the facilities where it operates its businesses, including, without limitation, its medical cannabis cultivation and dispensary facilities, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of the Company may be suspended. The presence of other hazardous conditions may require significant expenditure of the Company’s resources to correct the condition. Such conditions could have a material impact on the investment returns of the Company.

General Business Risks

COVID-19 pandemic

The novel coronavirus commonly referred to as “COVID-19” was identified in December 2019 in Wuhan, China.  On January 30, 2020, the World Health Organization declared the outbreak a global health emergency, and on March 11, 2020, the spread of COVID-19 was declared a pandemic by the World Health Organization.   On March 13, 2020, the spread of COVID-19 was declared a national emergency in the United States by former President Donald Trump. The outbreak has spread throughout Europe, the Middle East and North America, causing companies and various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. While these effects are expected to be temporary, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time.

The rapid development of the COVID-19 pandemic and the measures being taken by governments and private parties to respond to it are extremely fluid.  While the Company has continuously sought to assess the potential impact of the pandemic on its financial and operating results, any assessment is subject to extreme uncertainty as to probably, severity and duration of the pandemic as reflected by infection rates at local, state and regional levels.  The Company has attempted to assess the impact of the pandemic by identifying risks in the following principle areas:

•	Mandatory Closure: In response to the pandemic, many states and localities implemented mandatory closure of, or limitations to, business to prevent the spread of COVID-19; this impacted the Company’s operations. Subsequently, the Company’s business was deemed an "essential service," permitting us to stay open despite the mandatory closure of non-essential businesses. More recently, the mandatory closures that impacted the Company’s operations were lifted and the Company resumed full operations, albeit subject to various COVID-19 related precaution. The Company’s ability to generate revenue would be materially impacted by any future shut down of its operations. During the last three months period ended December 31, 2020, the Company incurred higher operating costs of approximately $447 associated with additional personal protection equipment, cleaning, and sanitation efforts to manage through the impacts of COVID-19.

•	Customer Impact: While the Company has not experienced an overall downturn in demand for its products in connection with the pandemic, if its customers become ill with COVID-19, are forced to quarantine, decide to self-quarantine or not to visit its stores or distribution points to observe “social distancing”, it may have material negative impact on demand for its products while the pandemic continues. While the Company has implemented measures, where permitted, such as “curb side” sales and delivery, to reduce infection risk to our customers, regulators may not permit such measures, or such measures may not prevent a reduction in demand.

•	Supply Chain Disruption: The Company relies on third party suppliers for equipment and services to produce its products and keep its operations going. If its suppliers are unable to continue operating due to mandatory closures or other effects of the pandemic, it may negatively impact its own ability to continue operating. At this time, the Company has not experienced any failure to secure critical supplies or services. However, disruptions in our supply chain may affect our ability to continue certain aspects of the Company’s operations or may significantly increase the cost of operating its business and significantly reduce its margins.

•	Staffing Disruption: The Company is, for the time being, implementing among its staff where feasible “social distancing” measures recommended by such bodies as the Center of Disease Control, the Presidential Administration, as well as state and local governments. The Company has cancelled non-essential travel by employees, implemented remote meetings where possible, and permitted all staff who can work remotely to do so. For those whose duties require them to work on-site, measures have been implemented to reduce infection risk, such as reducing contact with customers, mandating additional cleaning of workspaces and hand disinfection, providing masks and gloves to certain personnel and contact tracing following reports of employee infection. Nevertheless, despite such measures, the Company may find it difficult to ensure that its operations remain staffed due to employees falling ill with COVID-19, becoming subject to quarantine, or deciding not to come to come to work on their own volition to avoid infection. At certain locations, the Company has experienced increased absenteeism due to the pandemic. If such absenteeism increases, the Company may not be able, including through replacement and temporary staff, to continue to operate at desired levels in some or all locations. The Company continues to address a limited number of complaints about the efficacy of its COVID-related precautions made both directly to the Company or indirectly through complaints to regulatory authorities.

•	Regulatory Backlog: Regulatory authorities, including those that oversee the cannabis industry on the state level, are heavily occupied with their response to the pandemic. These regulators as well as other executive and legislative bodies in the states in which we operate may not be able to provide the level of support and attention to day-to-day regulatory functions as well as to needed regulatory development and reform that they would otherwise have provided. Such regulatory backlog may materially hinder the development of the Company’s business by delaying such activities as product launches, facility openings and approval of business acquisitions, thus materially impeding development of its business.

•	Limited availability of vaccine: On December 11, 2020, the FDA issued an emergency use authorization (EUA) for the Pfizer BioN-Tech COVID-19 vaccine, the first such approval. Additional EUAs were issued on December 18, 2020 for a vaccine created by Moderna, and on February 27, 2021 for a vaccine created by Janssen Biotech (a Johnson & Johnson affiliate). As of March 2, 2021, approximately 78 million doses of the various vaccines have been administered in the US, although both the Pfizer and Moderna vaccines require the administration of two doses for full effectiveness. On March 2, 2021, President Biden stated that the US will have sufficient vaccine supply for all adults by the end of May 2021. Actual delivery of the vaccines to individuals, however, is controlled by state and local governments using various prioritization criteria and states continue to impose activity limitations and other precautions on businesses during this period until the vaccine is widely disseminated. In addition, there can be no assurance of when the Company’s employees in any particular jurisdiction will be able to access the vaccine. Moreover, there can be no assurance that all employees will choose to avail themselves of the vaccine or, if so, when they will choose to do so. The same applies to the Company’s patients, customers, regulators, and suppliers. Consequently, the COVID-19 risk factors described above continue to be applicable.

The Company is actively addressing the risk to business continuity represented by each of the above factors through the implementation of a broad range of measures throughout its structure and is re-assessing its response to the COVID-19 pandemic on an ongoing basis. The above risks individually or collectively may have a material impact on the Company’s ability to generate revenue. Implementing measures to remediate the risks identified above may materially increase our costs of doing business, reduce our margins and potentially result in losses. While the Company has not to date experienced any overall material negative impact on its operations or financial results related to the impact of the pandemic, so long as the pandemic and measures taken in response to the pandemic are not abated, substantial risk of such impact remains, which could negatively impact the Company’s ability to generate revenue and/or profits, raise capital and complete its development plans.

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada and the United States is subject to risks. In addition, in jurisdictions outside of Canada and the United States, there can be no assurance that any market for the Company’s products will develop or be maintained. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risks, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In addition, such prohibitions and restriction may limit the ability to receive dividends if such dividends were to be declared in the future.

Failure to Complete Acquisitions

The Company currently expects to complete certain transactions in the future, including the EMMAC acquisition. See “Proposed Transactions” section of the MD&A. These acquisitions are subject to a number of customary closing conditions including in certain instances, regulatory approval and may not close for a variety of reasons including if the closing conditions are not satisfied or waived, some of which may not be within the control of the Company. In addition, even if these transactions were to be completed, they may not close on terms or within the timing currently expected. If one or more of these transactions do not close or are completed pursuant to terms or timelines different than expected, it could have an adverse effect on the Company’s future capital plans and require the Company to reallocate funds.

Risks Related to the Senior Debt

The various notes payable, as further described in “Recent Financing Transactions” above, require the Company to satisfy certain negative covenants, including items such as restrictions on its ability to pay dividends, to invest in non-wholly owned entities and to incur subordinated and non-subordinated debt. In addition, the notes impose certain financial covenants, including items such as maintenance of minimum annual cash earnings and minimum unrestricted cash and cash equivalents. These covenants may prevent the Company from taking actions that it believes would be in the best interest of its business and may make it difficult for it to execute its business strategy successfully or effectively compete with businesses that are not subject to the same restrictions. The Company’s ability to comply with these covenants may be affected by economic, financial and industry conditions beyond its control, including credit or capital market disruptions. The breach of any of these covenants could result in a default that would permit the lenders under the notes to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. There is no assurance that the Company will be able to secure additional financing to repay the notes should cash flows from operations be insufficient to repay the indebtedness, whether it is in default or not. If the Company is unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to the Company's financial position and results of operations and could cause it to become bankrupt or insolvent.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Enforceability of Contracts

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges may refuse to enforce contracts in connection with activities that violate federal law, even if there is no violation of state law. There remains doubt and uncertainty that the Company will be able to legally enforce contracts it enters into if necessary. The Company cannot be assured that it will have a remedy for breach of contract, the lack of which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Resale of the SVS on the CSE

The Company understands that almost all major securities clearing firms in the U.S. refuse to facilitate transactions related to securities of Canadian public companies involved in the marijuana industry. This is due to the fact that marijuana continues to be listed as a controlled substance under U.S. federal law, with the result that marijuana-related practices or activities, including the cultivation, possession or distribution of marijuana, are illegal under U.S. federal law. Accordingly, U.S. residents who acquire SVS as “restricted securities” may find it difficult – if not impossible – to resell such shares over the facilities of any Canadian stock exchange on which the SVS may then be listed including the CSE. It remains unclear what impact if any, this and any future actions among market participants in the U.S. will have on the ability of U.S. residents to resell any SVS that they may acquire in open market transactions.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.-Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Company employees who are not U.S. citizens traveling from Canada to the U.S. for the benefit of the Company may encounter enhanced scrutiny by U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Company employees who are not U.S. citizens, then this may reduce our ability to manage effectively our business in the U.S.

Competition

The cannabis industry remains quite nascent, and so what the landscape will be in the future remains largely unknown, which in itself is a risk. Potential competitors, which in the future may include pharmaceutical companies, are also larger and better capitalized than the Company, may have longer operating histories and have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources. The market for the products that the Company offers or intends to offer is competitive. The competition will most likely increase as more U.S. states permit the use of medicinal cannabis and new industry participants emerge. Increased competition may hinder the Company’s ability to successfully market its products and services. The Company may not have the resources, expertise or other competitive requirements to compete successfully in the future.

Risks Inherent in an Agricultural Business

The Company’s business involves the cultivation of the cannabis plant. The cultivation of this plant is subject to agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, and force majeure events. Although the Company cultivates its cannabis plants in indoor, climate controlled rooms staffed by trained personnel and in the future plans to cultivate cannabis plants in greenhouses, there can be no assurance that agricultural risks will not have a material adverse effect on the cultivation of its cannabis. The Company may in the future cultivate cannabis plants outdoors, which would also subject it to related agricultural risks.

Unfavorable Publicity or Consumer Perception

The Company believes the adult-use and medical marijuana industries are highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana produced. In particular, the Company’s financial performance in each state will depend on whether patients and physicians view its products as effective and safe for use. Under the laws of the states in which the Company and its affiliates operate, the participation of physicians and health care providers in the certification process is voluntary and therefore depends on a number of variables, including: medical professionals’ views as to the use of medical cannabis to treat qualifying conditions; the risks and benefits to individual patients or patient groups; the policies of particular medical practices; and patient demand. If physicians and other medical professionals do not certify patients where certification is required under state law, the Company’s business, financial position and results of operations may be negatively affected.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could cause state jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, results of operations or prospects.

Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of marijuana involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of marijuana alone or in combination with other medications or substances could occur. As a manufacturer, distributor and retailer of adult-use and medical marijuana, or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use or medical marijuana, the Company may be subject to various product liability claims, including, among others, that the marijuana product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. Such recalls cause unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. This can cause loss of a significant amount of sales. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s products were subject to recall, the image of that product and the Company could be harmed. Additionally, product recalls can lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Results of Future Clinical Research

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as cannabidiol (“CBD”) and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of the Company’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this MD&A or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for the Company’s products with the potential to lead to a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Difficulty Attracting and Retaining Personnel

The Company’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect the Company’s business. If the Company fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Dependence on Suppliers

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to equipment, parts and components. No assurances can be given that the Company will be successful in maintaining its required supply of equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Company’s capital expenditure plans may be significantly greater than anticipated by the Company’s management and may be greater than funds available to the Company, in which circumstance the Company may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse effect on the business, financial condition, results of operations or prospects of the Company.

Reliance on Inputs

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of the Company. In addition, any restrictions on the ability to secure required supplies or utility services or to do so on commercially acceptable terms could have a materially adverse impact on the business, financial condition and operating results. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the Company might be unable to find a replacement for such source in a timely manner or at all. If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to the Company in the future. Any inability to secure required supplies and services or to do so on appropriate terms and/or agreeable terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of the Company.

Limited Market Data and Difficulty to Forecast

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use marijuana industry, the market data available is limited and unreliable. Federal and state laws prevent widespread participation and hinder market research. Therefore, the Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the industry. Market research and projections by the Company of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of the Company’s management team as of the date of this MD&A. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Intellectual Property Risks

The Company’s ability to compete in the future partly depends on the superiority, uniqueness and value of its intellectual property and technology, including both internally developed technology and technology licensed from third parties. To the extent the Company is able to do so, in order to protect its proprietary rights, the Company will rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions which may prove insufficient to protect the Company’s proprietary rights. Third parties may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to the Company’s proprietary information and adopt it in a competitive manner. Any loss of intellectual property protection may have a material adverse effect on the Company’s business, results of operations or prospects.

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance pursuant to the CSA, the benefit of certain federal laws and protections which may be available to most businesses, such as federal trademark and patent protection regarding the intellectual property of a business, may not be available to the Company. As a result, the Company’s intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third-parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, the Company can provide no assurance that it will ever obtain any protection of its intellectual property, whether on a federal, state or local level. While many states do offer the ability to protect trademarks independent of the federal government, patent protection is wholly unavailable on a state level, and state-registered trademarks provide a lower degree of protection than would federally-registered marks.

Constraints on Marketing Products

The development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity by Employees, Contractors and Consultants

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Information Technology Systems and Cyber-Attacks

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Breaches

Given the nature of the Company’s products and its lack of legal availability outside of channels approved by the government of the U.S., as well as the concentration of inventory in its facilities, there remains a risk of shrinkage as well as theft. If there was a breach in security systems and the Company becomes victim to a robbery or theft, the loss of cannabis plants, cannabis oils, cannabis flowers and cultivation and processing equipment or if there was a failure of information systems or a component of information systems, it could, depending on the nature of any such breach or failure, adversely impact the Company’s reputation, business continuity and results of operations. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

Reliance on Management Services Agreements with Subsidiaries and Affiliates

The Company’s subsidiaries and other affiliates engage in the medicinal cannabis business through management services agreements entered into with state-licensed entities. Under such agreements, its subsidiaries and affiliates perform a number of services, including cultivation, growing and handling of marijuana plants, trimming, curing and packaging of dry flower, patient advisory, lab and scientific research services, consultation on regulatory issues and a variety of management functions. In exchange for providing these services, the Company’s subsidiaries and affiliates receive management fees which are a key source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the relevant management services agreements. If such agreements are found to be invalid or unenforceable, or are terminated by the counterparty, this could have a material adverse effect on the business, prospects, financial condition, and operating results.

Website Accessibility

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent the Company sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with state law, the Company may face legal action in other jurisdictions which are not the intended object of any of the Company’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

High Bonding and Insurance Coverage

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. The Company is not able to quantify at this time the potential scope for such bonds or fees in the states in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Company’s business.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of the Company is not generally available on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Risks of Leverage

Although the Company will seek to use leverage in connection with its investments in a manner it believes is prudent, such leverage will increase the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If the Company defaults on unsecured indebtedness, the terms of the loan may require the Company to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because the Company may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, the Company could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments.

In addition to leveraging the Company investments, the Company may borrow funds in its own name for various purposes and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by the Company. If investments fail to cover the cost of such borrowings, the value of the investments held by the Company would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in the Company could be subordinated to such leverage, which will compound any such adverse consequences.

Future Acquisitions or Dispositions

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; and (v) loss or reduction of control over certain of the Company’s assets. Additionally, the Company may issue additional SVS in material amounts which would dilute the current shareholders’ holding in the Company or indirect holdings in the Company.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Performance Not Indicative of Future Results

The prior investment and operational performance of the Company is not indicative of the future operating results of the Company. There can be no assurance that the historical operating results achieved by the Company or its affiliates will be achieved by the Company, and the Company’s performance may be materially different.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Curaleaf or Company financial estimates, projections and other forward-looking information or statements included in this MD&A are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this MD&A. Shareholders of the Company should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, the Company’s shareholders and prospective investors should not rely on any projections to indicate the actual results the Company might achieve.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under the Business Corporations Act (British Columbia). To the best of the Company's knowledge, other than as disclosed below and elsewhere in this MD&A, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company's or its subsidiaries' directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company's or its subsidiaries' directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company.

The Company may be negatively impacted by challenging global economic conditions

The Company’s business, financial condition, results of operations and cash flow may be negatively impacted by challenging global economic conditions.

A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or it may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

Additionally, the U.S. has imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures or other restrictions or regulations and may adversely adjust prevailing quota, duty or tariff levels, which can affect both the materials that the Company uses to package its products and the sale of finished products. For example, the tariffs imposed by the U.S. on materials from China are impacting materials that the Company imports for use in packaging in the U.S. Measures to reduce the impact of tariff increases or trade restrictions, including geographical diversification of the Company’s sources of supply, adjustments in packaging design and fabrication or increased prices, could increase its costs, delay its time to market and/or decrease sales. Other governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for the Company’s products and its costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. While the Company reviews existing and proposed measures to seek to assess the impact of them on its business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on its business, including higher consumer prices and reduced demand for its products and higher input costs.

Future disruptions and volatility in global financial markets and declining consumer and business confidence, including as a result of COVID-19, could lead to decreased levels of consumer spending. The Company's operations could be affected by the economic context should the unemployment level, nterest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact the Company's sales and profitability. These macroeconomic developments could negatively impact the Company's business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets and adverse global economic conditions. Any general or market- specific economic downturn could have a material adverse effect on the Company's business, financial condition, results of operations, and cashflow.

Tax Risks

Change in tax law

There can be no assurance that the Canadian and U.S. federal income tax treatment of the Company or an investment in the Company will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to the Company or shareholders.

Application of Section 280 of the Code

Section 280E of the Code, as amended prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Given these facts, the impact of any such challenge cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Company.

Dividends on the SVS may be subject to Canadian and/or United States withholding tax

It is unlikely that the Company will pay any dividends on the SVS in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purposes of the Income Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Company will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Internal Revenue Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be, subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of the Company, subject to examination of the relevant treaty.

There can be no assurance that the Company will be able to make returns to shareholders in a tax efficient manner

The Company will endeavour to establish a tax efficient structure for its operations. The Company has made certain assumptions regarding taxation as part of this planning and existing work to structure the business. However, if these assumptions are not correct, taxes may be imposed with respect to the Company’s assets, or the Company may be subject to tax on its income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for Shareholders (or shareholders in certain jurisdictions). Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends (if any, which the Company does not envisage the payment of, at least in the short to medium term). In addition, the Company may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.